As filed with the Securities and Exchange Commission on April 8, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KIPS BAY MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	20-8947689 (I.R.S. Employer Identification No.)

3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
(763) 235-3540
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manny Villafaña
Chairman and Chief Executive Officer
Kips Bay Medical, Inc.
3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
(763) 235-3540
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Robert K. Ranum, Esq. Thomas Steichen, Esq. Alexander Rosenstein, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7000	Frank F. Rahmani, Esq. John T. McKenna, Esq. Cooley Godward Kronish, LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common stock, par value $0.01 per share	$57,500,000	$4,100

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2010

Preliminary Prospectus

          Shares

Kips Bay Medical, Inc.

Common Stock

We are offering           shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect that the initial public offering price will be between $      and $      per common share. We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “KIPS.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Kips Bay Medical, Inc. (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2010. We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional           shares of our common stock to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $      and the total proceeds to us, before expenses, will be $     .

Sole Book-Running Manager

Jefferies & Company

Prospectus dated          , 2010

Our External Saphenous Vein Support Technology, or eSVS MESH, is a nitinol mesh sleeve that is placed over the saphenous vein graft during coronary artery bypass grafting, or CABG surgery. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improved openness and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.
Caution: Investigational device. Limited by law to investigational use and not approved for commercial sale by any regulatory agency.

Prospectus Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	21
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	24
Selected Financial Data	26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	38
Management	58
Director Compensation	62
Executive Compensation	63
Certain Relationships and Related Party Transactions	70
Principal Stockholders	72
Description of Common Stock	73
Shares Eligible for Future Sale	77
Underwriting	79
Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock	84
Legal Matters	87
Experts	87
Where You Can Find More Information	87
Index to Financial Statements	F-1

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EX-23.1
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Until          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Prospectus Summary

This summary highlights certain information about us, this offering and selected information contained in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider the more detailed information in the prospectus, including “Risk Factors” and the financial statements and related notes. Unless we specify otherwise, all references in this prospectus to “Kips Bay,” “we,” “our,” “us” and “our company” refer to Kips Bay Medical, Inc.

Overview

We are a medical device company focused on developing, manufacturing and commercializing our innovative external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. Based on the data collected in a 90 patient multi-center clinical trial conducted outside the United States, we submitted our CE Mark application in February 2010. We expect to receive CE Mark approval and begin marketing our eSVS MESH in select European Union markets in the second half of 2010. The United States Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the second half of 2010. Currently, we have no products available for commercial sale and to date we have not generated any revenue from the sale of products.

Industry Background

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the stage of the disease and the age of the patient.

CABG is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 were performed in the United States in 2006. In addition, the Millennium Research Group, an independent market research firm, estimates that there will be 165,000 CABG procedures in Europe per year by 2013. An independent study comparing CABG and implantation of drug-eluting stents shows that CABG is the more effective long-term treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for re-intervention 12 months after surgery. Moreover, patients with severe and multi-vessel coronary artery disease often cannot be effectively treated with methods other than CABG. According to the Millennium Research Group, moderate growth in CABG procedures is expected in the United States through 2012 and in Europe through 2013, largely due to the increase in procedure volumes caused by rising rates of coronary disease and the need for repeat revascularizations.

In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. The effectiveness of the procedure, however, is often limited by the failure rate of saphenous vein grafts, which has been shown in various studies to range from 6% to 30% one year after surgery and 60% ten years after surgery. Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to the need for further coronary interventions up to and including additional CABG procedures. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

According to results published in the European Journal of Cardio-Thoracic Surgery in 2009, each CABG procedure involves an average of 3.3 bypass grafts, typically consisting of the left internal mammary artery, or LIMA, for one graft and the saphenous vein for the remaining 2.3 grafts per procedure. Some of the main advantages of using the saphenous vein include its ease of accessibility, its ease of handling, and the number of grafts, typically three, that can be constructed from a single vein. Despite these advantages and the widespread use of saphenous veins in CABG surgery, saphenous vein grafts fail more frequently than LIMA grafts due to differences in structure and size of saphenous vein grafts as compared to LIMA grafts. Unlike the LIMA, which is a thick-walled artery intended to handle the high pressure blood flow from the heart, saphenous veins are thin-walled vessels that are intended for a low-pressure venous environment. Saphenous veins are also typically larger than the coronary arteries to which they are attached and this difference in size slows blood flow, adding stress to the vessel wall and increasing the risk of thrombosis, or blood clotting. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this injury by causing its walls to thicken in a manner that often leads to failure of the bypass graft.

Our Solution

Our eSVS MESH is designed to address these limitations by providing the vein graft with physiological attributes similar to those of an artery by constricting the vein and preventing expansion of the vein graft and resulting injury due to increased pressure.

We believe the key benefits of our eSVS MESH technology include:

•	Structural support designed to inhibit vessel expansion and resulting damage to the vessel, which can prevent a thickening of the vessel wall over time, or hyperplasia, and resulting graft failure.

•	Radial constriction designed to cause the diameter of the graft, or lumen, to be consistent in size and more closely match the diameter of the target coronary artery to which it is attached, thereby increasing blood flow velocities, reducing the potential for clot formation, and inhibiting vein wall thickening.

•	Compatibility with current CABG procedures, including on-pump or off-pump procedures, and open or endoscopic vein harvest methods. Except for the placement of our eSVS MESH on the saphenous vein graft, the surgical steps to use a saphenous vein graft with our eSVS MESH are the same as would be performed for any coronary artery bypass procedure utilizing unsupported saphenous vein grafts. We do not expect, nor have we seen, a significant increase in CABG procedure time due to eSVS MESH use.

We are also pursuing additional applications for our eSVS MESH, including applications for use in peripheral artery bypass surgery, for use with coronary allografts, and for use in arteriovenous, or AV, fistula dialysis applications.

Clinical Development of Our eSVS MESH

We have completed enrollment in a 90 patient multi-center clinical trial conducted outside the United States. The primary effectiveness endpoint of this trial is statistical non-inferiority of the patency of eSVS MESH vessels as compared to control vessels at nine-months post-implant. Effectiveness data, which is based on angiographic patency, is being collected at this time. Preliminary safety data has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or after surgery. We completed enrollment in this trial in July 2009, and as of March 1, 2010, all 90 patients have been implanted for six months or more, 83 patients have been implanted for nine months or more, and 50 patients have been implanted for 12 months or more. This trial formed the basis for our CE Mark application submitted in February 2010.

We expect to receive CE Mark approval and to begin marketing our eSVS MESH in select European Union markets in the second half of 2010. The FDA is reviewing our application for an IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the second half of 2010. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

Our Strategy

Our objective is to achieve significant market adoption of our eSVS MESH technology in CABG and other vascular applications. Key elements of our strategy to achieve this objective include the following:

•	Work with respected medical centers and key thought leaders to demonstrate and communicate the potential benefits of our eSVS MESH.

•	Commercialize our eSVS MESH in select European markets.

•	Obtain regulatory approval and commercialize our eSVS MESH in the United States.

•	Conduct trials to expand indications for our eSVS MESH.

Risks Associated with Our Business

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•	We have a limited operating history, expect future losses, and may be unable to achieve or maintain profitability.

•	We may be unable to successfully complete our clinical trials and commercialize our eSVS MESH, or we may experience significant delays in doing so.

•	We may be unable to obtain market acceptance of our eSVS MESH.

•	Third-party payors may not provide sufficient coverage or reimbursement to healthcare providers for the use of our eSVS MESH.

•	We may be unable to protect our intellectual property rights, and claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing our eSVS MESH.

•	We will be subject to U.S. and foreign government regulation.

You should carefully consider these factors, as well as all of the other information set forth in this prospectus, before making an investment decision.

Company Information

We were incorporated in Delaware in May 2007. Our principal executive offices are located at 3405 Annapolis Lane North, Suite 200, Minneapolis, MN 55447. Our telephone number is (763) 235-3540, and our website is www.kipsbaymedical.com. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this prospectus. Kips Bay Medical®, eSVS®, the Kips Bay Medical logo, and other trademarks or service marks of Kips Bay Medical, Inc. appearing in this prospectus are our property. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Use of Proceeds

We expect the net proceeds to us from this offering will be approximately $      million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to seek regulatory approval to market our eSVS MESH in the United States and abroad, including human clinical trials in the United States; develop and test additional applications of our eSVS MESH; make certain milestone payments for our acquired intellectual property; and for working capital and general corporate purposes. See “Use of Proceeds” on page 22 of this prospectus.

NASDAQ Global Market Listing

We intend to apply for the listing of our common stock on the Nasdaq Global Market under the symbol “KIPS.”

Risk Factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 6 of this prospectus.

Outstanding Shares

The number of shares of our common stock that will be outstanding immediately after this offering is based on 13,581,791 shares outstanding as of March 1, 2010 and excludes:

•	783,000 shares of common stock issuable upon the exercise of outstanding stock options as of March 1, 2010 at a weighted average exercise price of $4.01 per share; and

•	1,216,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan.

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Financial Data

The following table summarizes our financial data. We have derived the statements of operations data for the period from May 1, 2007 (inception) through December 31, 2007, the years ended December 31, 2008 and 2009, and the period from May 1, 2007 (inception) through December 31, 2009, and the balance sheet data as of December 31, 2009 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be experienced in the future. You should read this data in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, all included elsewhere in this prospectus.

	Period from May 1,			Period from May 1,
	2007 (Date of			2007 (Date of
	Inception) to			Inception) to
	December 31,	Year Ended December 31,		December 31,
	2007	2008	2009	2009

Statements of Operations Data:
Operating expenses:
Research and development	$196	$2,635	$3,004	$5,835
Selling, general and administrative	381	754	779	1,914

Operating loss	(577)	(3,389)	(3,783)	(7,749)
Interest income	65	52	17	134
Interest expense	(164)	(390)	(181)	(735)
Impairment of available for sale securities	—	(85)	—	(85)
Change in fair value of investor stock purchase option	—	—	610	610

Net loss	$(676)	$(3,812)	$(3,337)	$(7,825)

Basic and diluted net loss per share	$(0.16)	$(0.62)	$(0.30)

Weighted average common shares	4,106,557	6,100,767	11,069,342
outstanding—basic and diluted

		(In thousands, except share and per share amounts)

	As of December 31, 2009
	Actual	As Adjusted(1)

Balance Sheet Data:
Cash, cash equivalents and short term investments	$3,417	$
Working capital	2,226
Total assets	3,740
Long-term debt, net	—
Total stockholders’ equity	2,512

			(In thousands	)

(1)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be harmed. In any such case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Strategy

We have a limited operating history, expect future losses, and may be unable to achieve or maintain profitability.

We were founded on May 1, 2007 and to date we have engaged primarily in development of and initial clinical trials of our external saphenous vein support system, or eSVS MESH. Accordingly, we have limited operating history on which to base an evaluation of our business and prospects. As of December 31, 2009, we had an accumulated deficit of $9.2 million. We have incurred net losses in each year since our inception, and we expect to continue to incur operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have not generated any product revenues and we have financed our operations and internal growth primarily through private placements of equity securities and convertible promissory notes. Our prospects must be considered in light of the significant risks, expenses, and difficulties frequently encountered by medical device companies in their early stage of development. We may not be successful in addressing the risks we will encounter, and our failure to do so would likely harm our business and our ability to continue to operate.

If we are unable to successfully complete our clinical trials and commercialize our eSVS MESH in Europe, the United States, or other major markets or experience significant delays in doing so, our ability to generate revenue will be significantly delayed and our business will be harmed.

Our time and financial resources since our inception have largely been devoted to the development of our eSVS MESH. We have conducted only one human clinical trial of our eSVS MESH that was conducted outside the United States, and as of the date of this prospectus, our eSVS MESH has been implanted in only 90 patients. Our ability to generate revenues depends on the receipt of regulatory approvals and the successful development and commercialization of our eSVS MESH in select markets in Europe, in the United States, and in other major markets. If we are unable to prove the safety and effectiveness of our eSVS MESH through clinical trials, we will not receive marketing approvals from the FDA or foreign health regulatory authorities, and we will be unable to sell our eSVS MESH. We have no other products ready for clinical testing or commercialization; therefore, our ability to remain in business would be doubtful if our eSVS MESH is not proven to be safe and effective. Even if our eSVS MESH receives CE Mark approval in the European Union, if the data from our clinical trials is not satisfactory, we may not proceed with our planned filing of applications for regulatory approvals in the United States or other major markets, or we may be forced to delay the filings. Even if we file an application for approval with satisfactory clinical data, the FDA or foreign regulatory authorities may not accept our filing, or may request additional information, including data from additional clinical trials. Delays in collecting or analyzing our clinical trial data could result in delays in filing regulatory applications with the FDA or other regulatory authorities. The FDA or foreign regulatory authorities may also approve our eSVS MESH for very limited purposes with many restrictions on its use or in limited sizes, may delay approvals, or ultimately may not grant marketing approval for our eSVS MESH. Even if we do receive CE Mark, FDA, or other foreign regulatory approval, we may be unable to successfully commercialize our eSVS MESH in the European Union, the United States, or other major markets, and our ability to generate revenue will be significantly impaired.

Our success depends on the coronary bypass graft market and the superior outcomes of coronary bypass surgery over competitive procedures, and such superior outcomes may not continue.

Physicians treat coronary artery disease with methods other than CABG procedures, including interventional techniques such as balloon angioplasty with or without the use of stents, pharmaceuticals, atherectomy catheters, and lasers. Several of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances may result in improvements in these alternative treatments or new therapies that produce superior treatment outcomes as compared to CABG surgery. The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon physicians continuing to perform a significant number of CABG procedures and our ability to achieve and maintain a competitive position in the development of technologies and products in the coronary artery bypass field. If physicians, patients, or hospitals opt to use our competitors’ products, our commercial opportunity will be reduced and our potential revenues will suffer.

The market acceptance of new medical technologies is uncertain, and we may be unable to obtain market acceptance of our eSVS MESH.

Even if our clinical trials demonstrate that the use of our eSVS MESH provides equivalent or more effective results as compared to coronary bypass operations using only the unsupported saphenous vein grafts and if all regulatory approvals are obtained, the success of our eSVS MESH will depend upon the acceptance by cardiovascular and cardiothoracic surgeons of our eSVS MESH as equivalent or better than the current saphenous vein procedure and other available treatments. We believe that physicians’ recommendations will be essential for the development and successful marketing of our eSVS MESH, and physicians will not begin to use our eSVS MESH unless they determine that it is a safe and effective alternative to current treatment methods. The degree of physician and market acceptance of our eSVS MESH will depend on a number of factors, including:

•	the perceived effectiveness of our eSVS MESH relative to its cost;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	effectiveness of our sales and marketing efforts;

•	publication in peer-reviewed medical journals of data regarding the successful use and longer term clinical benefits of our eSVS MESH;

•	development of new products and technologies by our competitors or new alternative treatments;

•	regulatory developments related to manufacturing, marketing and selling our eSVS MESH both within and outside the United States;

•	perceived liability risks arising out of the use of new products;

•	the willingness of physicians to adopt new technologies and the ability of physicians to acquire the skills necessary to use our eSVS MESH;

•	the strength of our sales and marketing support; and

•	the adequacy of third-party coverage or reimbursement.

If our eSVS MESH does not achieve an adequate level of acceptance by physicians, healthcare payors, and patients, we may not generate meaningful revenue and we may not become profitable. In addition, we have not yet determined pricing for our eSVS MESH and our pricing policies could adversely impact market acceptance of our eSVS MESH as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of our eSVS MESH. If our eSVS MESH is not accepted by the market, our business would be harmed.

We will be subject to intense competition and the risk of obsolescence if our competitors develop products superior to our eSVS MESH.

We face competition from established medical technology, pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies, and private and public research institutions in the United States and abroad. The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and commercialize medical device or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than coronary artery bypass surgery. For example, we are aware of companies that are developing various other less-invasive technologies for treating cardiovascular disease, which could make our technology obsolete. We also compete in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Furthermore, companies with significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we have may be working on products similar to our eSVS MESH. Our eSVS MESH may not replace current surgical techniques and other products or techniques may render our eSVS MESH obsolete. In addition, our distributors will also face competition from established companies with significantly greater financial and marketing resources. Our competitors may produce more advanced products than ours or demonstrate superior safety of their products. Our ability to effectively compete depends on our ability to innovate successfully. There are few barriers that would prevent new or existing competitors from developing products that compete directly with ours. Demand for our eSVS MESH could be diminished by equivalent or superior products and technologies offered by competitors.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitive position also depends on:

•	obtaining any necessary United States or foreign marketing approvals;

•	widespread awareness, acceptance and adoption by the cardiovascular and cardiothoracic markets of our eSVS MESH;

•	product coverage and reimbursement from third-party payors, insurance companies and others;

•	published studies supporting the effectiveness and safety and long-term clinical benefit of our eSVS MESH;

•	properly identifying customer needs and delivering new products or product enhancements to address those needs;

•	limiting the time required from proof of feasibility to routine production;

•	limiting the timing and cost of regulatory approvals;

•	our ability to attract and retain qualified personnel;

•	the extent of our patent protection or our ability to otherwise develop proprietary products and processes;

•	our ability to maintain adequate manufacturing capacity and to source the materials and equipment required to manufacture our eSVS MESH; and

•	securing sufficient capital resources to expand our research and development, sales and marketing efforts, and manufacturing capacity.

If our eSVS MESH is not competitive based on these or other factors, our business would be harmed.

We have limited manufacturing resources and experience, and if our manufacturing facilities are unable to provide an adequate supply of our eSVS MESH, our growth could be limited and our business could be harmed.

We have limited experience in manufacturing our eSVS MESH and rely on outside vendors for several materials and processes. We currently manufacture our eSVS MESH for our clinical trials and for research and development purposes at our manufacturing facility in Minnesota. If our existing manufacturing facility experiences a disruption, we would have no other means of manufacturing our eSVS MESH until we are able to restore the manufacturing capability at our current facility or develop alternative manufacturing facilities.

If we are unable to produce sufficient quantities of our eSVS MESH for use in our current and planned clinical trials or for commercialization, or if our manufacturing process yields a substandard product, our regulatory, development and commercialization efforts would be delayed.

In order to produce our eSVS MESH in the quantities that would be required for commercialization, we would have to increase, or “scale up,” the production process over the current level of production. Manufacturers often encounter difficulties in scaling up production, including problems involving yields, controlling and anticipating costs, quality control and assurance, supply and shortages of qualified personnel. If the scaled-up production process is not efficient or produces a product that does not meet quality and other standards, we may be unable to meet market demand and our revenues, business and financial prospects would be adversely affected. The contract vendors with which we are and will be developing relationships may not have the ability to produce the quantities of the materials needed for human clinical trials or commercial sales or may not do so at prices that allow our eSVS MESH to compete successfully in the market.

Additionally, any damage to or destruction of our facilities or our equipment, prolonged power outage or contamination at our facilities would significantly impair our ability to produce our eSVS MESH.

We depend upon third-party suppliers, making us vulnerable to supply problems and price fluctuations.

We rely on third-party suppliers to provide us certain components of our eSVS MESH. We depend on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, including unanticipated demand from larger customers, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, quality or yield problems, and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from defects, reliability issues or changes in components from suppliers;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	errors in manufacturing components, which could negatively impact the effectiveness or safety of our eSVS MESH or cause delays in shipment of our eSVS MESH;

•	discontinued production of components, which could significantly delay our production and sales and impair operating margins;

•	inability to obtain adequate supplies in a timely manner or on commercially acceptable terms;

•	difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•	delays in production and sales caused by switching components, which may require product redesign and new regulatory submissions;

•	delays due to evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	non-timely delivery of components due to our suppliers manufacturing products for a range of customers; and

•	inability of suppliers to fulfill orders and meet requirements because of supplier financial hardships.

Other than existing, unfulfilled purchase orders, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in our eSVS MESH would limit our ability to manufacture our eSVS MESH and could have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that any of our current suppliers could not be replaced if they were unable to deliver components to us in a timely manner or at an acceptable price and level of quality. However, if we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed, our margins could be negatively impacted, and we could fail to meet our customers’ demand. Our customers will rely upon our ability to meet committed delivery dates and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause us to lose customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.

Manufacturing operations are often faced with a supplier’s decision to discontinue manufacturing a component, which may force us to make last time purchases, qualify a substitute part, or make a design change which may divert engineering time away from the development of new products.

Quality issues in our manufacturing processes could delay our clinical trials and our commercialization.

Even if we are able to contract with manufacturers for key materials or supplies, we may experience future manufacturing difficulties. Any difficulties in locating and hiring material manufacturers or in the ability of manufacturers to supply materials at the times and in the quantities we need, and at prices that allow us to compete, could have a material adverse effect on our business.

The production of our eSVS MESH must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. In addition, we must meet certain lot release specifications before our eSVS MESH can be shipped to our clinical trial sites. If a particular lot fails to meet lot release specifications, we will not be able to ship that lot to our clinical trial sites. If we are not able to maintain stringent quality controls, if contamination problems arise or if we are not able to meet our lot release specifications, our clinical trials could be delayed, which would harm our business and our results of operations.

Our business is subject to risks relating to operating internationally.

As part of our product development and regulatory strategy, we intend to market our eSVS MESH internationally following CE Mark approval. There are a number of risks associated with conducting business internationally, including:

•	potential differences in treatment protocols and methods across the markets in which we expect to market our eSVS MESH;

•	potential differences in reimbursement levels and the requirements necessary to obtain such reimbursement;

•	general economic and political conditions in the markets in which we operate;

•	potential international conflicts, including terrorist acts;

•	potential increased costs associated with overlapping tax structures;

•	potential trade restrictions, exchange controls and legal restrictions on the repatriation of funds into the United States;

•	difficulties and costs associated with staffing and managing foreign operations, including risks of violations of local laws or the U.S. Foreign Corrupt Practices Act by employees overseas or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

•	unexpected changes in regulatory requirements;

•	the difficulties of compliance with a wide variety of foreign laws and regulations;

•	unfavorable regulations in foreign jurisdictions regarding distributors;

•	the deferral of revenue recognition;

•	longer accounts receivable cycles in certain foreign countries; and

•	import and export licensing requirements.

Any of these risks could adversely affect our international operations or financial results, which would harm our business.

We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management’s attention, and harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of our eSVS MESH results or is alleged to have resulted in adverse effects to a patient. In many jurisdictions, producers of medical products are strictly liable for personal injuries caused by medical devices. A product liability claim against us, even if we are ultimately successful in defending it, could have a material adverse effect on our business, results of operations and reputation.

We may be held liable if our eSVS MESH causes injury or death or is found otherwise unsuitable during usage. Because our eSVS MESH is designed to be used in complex surgical procedures, defects could result in a number of complications, including serious injury or death. It is also possible that defects in the design, manufacture or labeling of our eSVS MESH might necessitate a product recall or other field corrective action, which may result in warranty claims beyond our expectations and may harm our reputation. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. The coverage limits of our insurance policies may not be adequate to cover future claims. We may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or other field actions or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us, any of which could harm our reputation and business.

If third-party payors do not provide sufficient coverage or reimbursement to healthcare providers for the use of our eSVS MESH, our acceptance in the marketplace would be harmed.

The availability of insurance coverage and reimbursement for newly approved medical devices and procedures is uncertain. Our success depends upon the use of our eSVS MESH and whether third-party insurance coverage and reimbursement for the use of this product is available.

Our success in international markets depends upon the eligibility of reimbursement for our eSVS MESH through government-sponsored healthcare payment systems and third-party payors. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our eSVS MESH and these efforts are expected to continue. Market acceptance of our eSVS MESH in a particular country may depend on the availability and level of reimbursement in that country. In the event that our customers are unable to obtain adequate reimbursement for our eSVS MESH in international markets in which we are seeking to sell our eSVS MESH, market acceptance of our eSVS MESH would be adversely affected.

In the United States, our eSVS MESH would be purchased primarily by medical institutions, which would then bill various third-party payors, such as the Centers for Medicare & Medicaid Services, or CMS, which administer the Medicare program, and other government programs and private insurance plans, for the healthcare services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Even if our eSVS MESH receives FDA and other regulatory approval, it may not be granted coverage and reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.

CMS may not provide coverage and reimbursement for our eSVS MESH. If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our eSVS

MESH as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the Diagnosis-Related Group, or DRG, to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers’ payment levels adequate to cover the cost of our eSVS MESH. Failure by hospitals and physicians to receive an amount that they consider to be adequate reimbursement for procedures in which our eSVS MESH is used could deter them from purchasing our eSVS MESH and limit our revenue growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our eSVS MESH. If medical institutions are unable to justify the costs of our eSVS MESH, they may refuse to purchase it, which would significantly harm our business.

We may not be able to attract and retain the technical, regulatory, and sales personnel necessary for our success, which may divert management’s attention and negatively impact our operations.

We are highly dependent on our senior management, specifically Manny Villafaña, our Chairman and Chief Executive Officer, and Michael Winegar, our Chief Operating Officer and Vice President of Regulatory Affairs. The loss of services of either of these individuals would impair our ability to commercialize our eSVS MESH and develop new products and would harm our business. Our success will depend on our ability to retain our senior management and to attract and retain qualified personnel in the future. Competition for senior management personnel, as well as clinical and regulatory specialists, engineers and sales personnel, is intense and we may not be able to retain our personnel. The loss of a member of our senior management or our professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement. Each of our senior officers may terminate his employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

We will need to increase the size of our organization and we may experience difficulties managing growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

We expect to significantly expand our manufacturing operations, sales support and marketing staff, and administrative and financial resources to meet anticipated growth in demand for our eSVS MESH. We may face difficulties in recruiting, training, managing and retaining an adequate number of qualified personnel to support this growth. Rapid expansion in personnel may mean that less experienced people could be manufacturing and providing clinical and sales and marketing support for our eSVS MESH, and managing our administrative and financial functions, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

Becoming a public company will cause us to incur increased costs and demands on our management and divert management’s attention from our core business.

The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and divert management’s time and attention away from our core business. These additional obligations will require us to hire additional personnel in order to ensure compliance with the regulatory requirements of the Securities and Exchange Commission and the NASDAQ Global Market. We will be required to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report for the year ending December 31, 2011. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions relating to our internal controls or the impact of the same on our operations. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our ability to compete will be harmed.

We rely upon patents, trade secret laws and confidentiality agreements to protect our technology. We have six patent applications pending in the United States and nine patent applications pending in countries outside the United States on our eSVS MESH. We also have one international patent application pending, which gives us the opportunity to file in more individual countries. Some of our pending patent applications have been examined and currently stand rejected. We will continue to pursue obtaining patents from these applications, but it is possible that our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. We expect to launch our eSVS MESH in Europe before any of our pending European patent applications issue as patents. Any patents we obtain in the future might be invalidated or circumvented by third parties. If any challenges are successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. To the extent that our intellectual property protection is inadequate, we are exposed to a greater risk of direct competition. In addition, competitors could purchase our eSVS MESH and attempt to replicate some or all of the competitive advantages we derive from our development efforts or attempt to design around our protected technology. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

The laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific circumstances and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. Additionally, we seek to have our consultants and advisors execute similar confidentiality and assignment-of-inventions agreements with us, but in some instances these agreements have not included assignment-of-invention provisions. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.

Claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing our eSVS MESH and harm our business.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming.

Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

We are aware of patents issued to third parties that contain subject matter related to our technology. These or other third parties may assert that our eSVS MESH infringes the claims in their patents or seek to expand their patent claims to cover aspects of our eSVS MESH. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our eSVS MESH to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could cause us to incur significant costs, place significant strain on our resources, divert management’s attention from our business and harm our reputation and prevent us from commercializing our eSVS MESH or any other product we may develop, which would have a significant adverse impact on our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

Risks Related to Regulatory Approval and Other Government Regulations

We will be subject to government regulation, and we may not receive approval for our eSVS MESH on a timely basis, if at all.

Our eSVS MESH, product development activities and manufacturing processes are, and will continue to be, subject to extensive and rigorous scrutiny and regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the introduction of medical devices, as well as manufacturing, labeling and record keeping procedures for such products. The process of obtaining marketing clearance or approval for new medical products from the FDA is costly and time consuming, and there can be no assurance that such approval will be granted for our eSVS MESH on a timely basis, if at all, or that the FDA review will not involve delays that would adversely affect our ability to commercialize our eSVS MESH. Even if regulatory clearance or approval to market a product is obtained from the FDA, this clearance or approval may entail limitations on the indicated uses of the product. Marketing clearance or approval can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance.

The FDA will require us to file a Pre-Market Approval, or PMA, application with regard to our eSVS MESH, and there is no assurance whatsoever that approval will be obtained. Even if approval is obtained, the process of obtaining a PMA is expensive, uncertain and lengthy, frequently requiring several years from the date of submission. Changing FDA policies and requirements for PMA products may add additional uncertainty. Significant delay or failure to obtain FDA approval to market our eSVS MESH would harm our business.

The FDA may not approve our investigational device exemption application for our eSVS MESH, which would prevent us from conducting our clinical trials in the United States, and even if the FDA does grant such approval, our clinical trials may be more costly and burdensome than we currently anticipate, which would limit or delay our ability to complete clinical trials and ultimately market our eSVS MESH in the United States.

The FDA is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. The FDA has not yet approved our application for an IDE and may never grant such approval.

If the FDA approves our IDE application, the clinical trials we conduct may have unanticipated complications and delays and may be more costly than we currently anticipate. The FDA may approve our IDE application with conditions relating to the scope or design of our clinical trials for which we have not planned. These conditions may require us to collect additional data, enroll more patients, spend more time and expend more resources than we currently anticipate, and these conditions may make a clinical trial in the United States more costly and time consuming than we currently plan. Any unanticipated costs and length of U.S. clinical trials would delay our ability to market our eSVS MESH in the United States, which would harm our business.

If the FDA does not approve our IDE application, we would be unable to conduct clinical trials of our eSVS MESH in the United States. If our IDE application is not approved and we are unable to conduct U.S. clinical trials, we would not be able to submit a PMA application and we would be unable to market our eSVS MESH in the United States, which would have an adverse effect on our business.

Even if our eSVS MESH is approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our eSVS MESH, it could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of our eSVS MESH is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown problems with our eSVS MESH, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

We will be highly dependent on third-party institutions to conduct our clinical testing, and the results of such testing may delay or prevent regulatory approval of our eSVS MESH.

We rely on clinical investigators and clinical trial sites to enroll patients in our clinical trials and other third parties to manage our trials and to perform related data collection and analysis. However, we are not able to control the amount and timing of resources that clinical trial sites devote to our clinical trials. If these clinical investigators and clinical trial sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols, we will be unable to complete our planned trials, which could prevent us from obtaining regulatory approvals for our eSVS MESH. Our agreements with clinical investigators and clinical trial sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our planned trials could be delayed or terminated. If these clinical investigators, clinical trial sites, or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the FDA’s good clinical practice regulations or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, our eSVS MESH.

In addition, the data obtained from human clinical testing is subject to varying interpretations that could delay, limit or prevent regulatory approval, and delays or rejection may be encountered based upon changes in FDA policy for device approval during the period of development.

Our facilities will be subject to inspection by the FDA and international authorities, and we could face penalties if we are found to be non-compliant with the regulations of the FDA or international authorities.

The FDA and various other authorities will inspect our facilities from time to time to determine whether we are in compliance with regulations relating to medical device manufacturing, including regulations concerning design, manufacturing, testing, quality control, product labeling, distribution, promotion, and record keeping practices. A determination that we are in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures or, in extreme cases, criminal sanctions. Even if regulatory approvals to market a product are obtained from the FDA, such approvals may contain limitations on the indicated uses of our eSVS MESH. The FDA could also limit or prevent the manufacture or distribution of our eSVS MESH and has the power to require the recall of products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies with possible retroactive effect will not adversely affect us.

Our promotional and marketing activities will be subject to regulation by the FDA and international authorities, and we could face severe penalties if we are found to be promoting our eSVS MESH for an unapproved use.

If the FDA or international authorities determine that our promotional materials or activities constitute promotion of our eSVS MESH for an unapproved use, it could demand that we cease the use of or modify our promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or other materials to constitute promotion of our eSVS MESH for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our success will also be dependent on complying with foreign regulatory requirements, and our inability to do so could result in sales of our eSVS MESH being restricted internationally.

Our revenues will initially be dependent upon sales of our eSVS MESH outside the United States. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We will rely heavily upon independent foreign distributors to comply with such foreign regulatory requirements. Our inability or failure or the inability or failure of such foreign distributors to comply with varying foreign regulation or the imposition of new regulations could restrict the sale of our eSVS MESH internationally and thereby harm our business.

Proposed legislation may negatively affect coverage and reimbursement levels for our eSVS MESH.

Even if third-party payors provide adequate coverage and reimbursement for our eSVS MESH, adverse changes in third-party payors’ general policies toward reimbursement could preclude market acceptance for our eSVS MESH and harm our potential sales and revenue growth, which in turn would harm our business. Recently, healthcare reform legislation was signed into law in the United States and we expect that there will continue to be legislative proposals for governmental controls over healthcare in the United States and other countries. Some third-party payors also require pre-approval of coverage or companies to demonstrate the superiority of their product before they will reimburse healthcare providers who use such devices or procedures.

The trend toward managed healthcare in the United States and other countries and legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products, and may result in necessary price reductions for our eSVS MESH or the exclusion of our eSVS MESH from reimbursement programs. It is uncertain whether our eSVS MESH will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive, time consuming, and may impair our operations.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We could incur costs, fines and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. We do not have insurance for environmental liabilities and liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

Risks Related to Our Common Stock and this Offering

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial public offering price.

Prior to this initial public offering there has not been a public market for our common stock. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition to the risk factors discussed elsewhere in this section, the following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	inconclusive or failed clinical trial outcomes of our eSVS MESH;

•	failure to achieve market acceptance for our eSVS MESH;

•	inability to manufacture our eSVS MESH in adequate quantities or to commercial standards;

•	departure of key personnel;

•	inability to hire, train and retain qualified personnel to support our growth;

•	variations in our quarterly operating results or those of companies that are perceived to be similar to us;

•	announcements by our competitors of significant technological developments;

•	changes in governmental regulations and standards;

•	litigation related to patent infringement and product liability claims;

•	changes to financial estimates by equity research analysts;

•	sales of common stock or other securities by us in the future;

•	decreases in market valuations of similar companies; and

•	fluctuations in stock market prices and volumes.

Each of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

In addition, the stock markets have been extremely volatile. Securities class action litigation is often initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we would incur substantial costs and our management’s attention would be diverted from our operations.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by our existing stockholders could cause our stock price to decline and cause you to lose part or all of your investment.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock for at least 180 days after the date of this prospectus, subject to certain exceptions. Upon expiration of the lock-up period, shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering (a) any shares of our common stock acquired upon option exercises prior to the closing of this offering, (b) all of the shares subject to options outstanding, but not exercised, as of the closing of this offering and (c) all of the shares available for future issuance under our stock incentive plan upon the closing of this offering. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing stockholders lapse and our stockholders, warrant holders and option holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree or which cause our stock price to decline.

A significant portion of our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our directors and executive officers and their affiliated entities will, in the aggregate, beneficially own     % of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares. In addition, Kips Bay Investments, LLC will beneficially own     % and Mr. Villafaña, our Chairman and Chief Executive Officer, will beneficially own     % of our outstanding common stock following the completion of this offering, and together will be able to control or influence significantly all matters requiring approval by our stockholders. Our directors, executive officers, significant stockholders and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Upon the closing of this offering, provisions of our certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent unless unanimous, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase common stock in this offering, you will incur immediate dilution of $      in as adjusted net tangible book value per share of common stock, based on an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of common stock that you purchase. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our common stock. In addition, if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

We do not intend to declare dividends on our common stock after this offering, and you should not expect to receive dividends on your common stock for the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

We anticipate future losses and may require additional financing, and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to incur losses for the foreseeable future, and we may require financing in addition to the proceeds of this offering in order to satisfy our capital requirements. In particular, we may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of our eSVS MESH, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our eSVS MESH.

Our future capital requirements will depend on many factors, including:

•	the costs of expanding our distribution network and our manufacturing operations;

•	the degree of success we experience in commercializing our eSVS MESH;

•	the number and types of future products we develop and commercialize;

•	the costs, timing and outcomes of regulatory reviews associated with our future product candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent and scope of our general and administrative expenses.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to commercialize our eSVS MESH technology;

•	our ability to obtain and maintain foreign and domestic regulatory approval of our eSVS MESH technology;

•	our ability to obtain coverage and reimbursement from third-party payors for our eSVS MESH technology and the extent of such coverage;

•	the successful development of our distribution and marketing capabilities;

•	our ability to attract and retain scientific, regulatory, and sales and marketing support personnel;

•	our ability to obtain and maintain intellectual property protection for our eSVS MESH technology;

•	any future litigation regarding our business, including product liability claims;

•	changes in governmental laws and regulations relating to healthcare;

•	the availability and cost of third-party products and the ability of our suppliers to timely meet our demands;

•	changes affecting the medical device industry;

•	general and economic business conditions; and

•	the other risks described under “Risk Factors” in this prospectus.

These factors could cause actual results to differ materially from the results anticipated by these forward-looking statements. You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Information and management estimates contained in this prospectus concerning the medical device industry and the coronary artery bypass graft market, including our general expectations and market position, market opportunity and market share, are based on publicly available information, such as clinical studies, academic research reports and other research reports. The management estimates are also derived from our internal research, using assumptions made by us that we believe to be reasonable and our knowledge of the industry and markets in which we operate and expect to compete. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Use of Proceeds

Assuming an initial public offering price of $      per share, the midpoint of the range on the front cover of this prospectus, we estimate our net proceeds from the sale of          shares of our common stock in this offering will be $      million, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds from this offering will be $      million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for the following purposes:

•	approximately $15.0 million to fund the process of seeking regulatory approval to market our eSVS MESH in the United States and abroad, including human clinical trials in the United States;

•	approximately $ million to fund the development and testing of additional applications of our eSVS MESH;

•	from $5.0 million to $10.0 million to fund certain milestone payments payable to Medtronic, Inc. for the assignment of certain intellectual property rights to our eSVS MESH; and

•	the remainder for working capital and general corporate purposes, including commercialization activities for our eSVS MESH in select European and other international markets and for the purchase of capital equipment and expansion of facilities.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs and capital expenditures. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Capitalization

The following table sets forth our capitalization as of December 31, 2009 on:

•	an actual basis; and

•	an as adjusted basis to reflect the receipt of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this capitalization table together with our financial statements and the related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

	As of December 31,
	2009
	Actual	As Adjusted(1)

Stockholders’ equity:
Common stock, $0.01 par value, 40,000,000 common shares and 10,000,000 undesignated shares authorized, 12,398,919 common shares issued and outstanding, actual; shares authorized, issued and outstanding, as adjusted	$124	$
Additional paid-in capital	11,556
Accumulated other comprehensive gain	33
Deficit accumulated during development stage	(9,201)

Total stockholders’ equity	2,512

Total capitalization	$2,512	$

(In thousands, except share and per share data)

(1)	A $1.00 increase or decrease in the assumed initial public offering price would result in an approximately $ million increase or decrease in as adjusted additional paid-in capital, as adjusted total stockholders’ equity and as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above is based on the number of shares outstanding as of December 31, 2009, and excludes:

•	598,000 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2009 at a weighted average exercise price of $3.08 per share; and

•	1,401,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of December 31, 2009, we had a net tangible book value of $2.5 million, or $0.20 per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to our sale of shares of common stock at an assumed initial public offering price of $      per share, the midpoint of the range on the front cover of this prospectus, deducting the estimated underwriting discounts and commissions and offering expenses, the as adjusted net tangible book value of our common stock, as of December 31, 2009, would have been $      million, or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2009	$0.20
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, our as adjusted net tangible book value by $      million, the as adjusted net tangible book value per share by $      per share and the dilution in the net tangible book value to investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2009, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share, the midpoint of the range on the front cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Weighted
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

In the preceding tables, the shares of common stock outstanding exclude, as of December 31, 2009:

•	598,000 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2009 at a weighted average exercise price of $3.08 per share;

•	1,401,000 additional shares of common stock reserved and available for future issuances under our 2007 Long-Term Incentive Plan; and

•	shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

If the underwriters exercise their option to purchase additional shares in full:

•	the number of shares of our common stock held by existing stockholders would decrease to % of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new investors would increase to % of the total number of shares of our common stock outstanding after this offering; and

•	our as adjusted net tangible book value at December 31, 2009 would have been $ million, or $ per share of common stock, representing an immediate increase in as adjusted net tangible book value of $ per share of common stock to our existing stockholders and an immediate dilution of $ per share to investors purchasing shares in this offering.

Because we expect the exercise prices of the outstanding options to be significantly below the assumed initial public offering price of $      per share, the midpoint of the range on the front cover of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. If the options exercisable for 598,000 shares of common stock were exercised prior to this offering, but assuming no exercise of the underwriters’ option to purchase additional shares, our existing stockholders would, after this offering, own     % of the total number of outstanding shares of our common stock while contributing     % of the total consideration for all shares, and our new investors would own     % of the total number of outstanding shares of our common stock while contributing     % of the total consideration for all shares.

Selected Financial Data

The following table summarizes our selected financial data for the periods and as of the dates indicated. The selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statements of operations data for the period from May 1, 2007 (inception) through December 31, 2007, the years ended December 31, 2008 and 2009, and the period from May 1, 2007 (inception) through December 31, 2009, and the balance sheet data at December 31, 2008 and 2009, are derived from the audited financial statements included elsewhere in this prospectus. The balance sheet data at December 31, 2007 is derived from audited financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Period from			Period from
	May 1, 2007 (Date of			May 1, 2007 (Date
	Inception) to			of Inception) to
	December 31,	Year Ended December 31,		December 31,
	2007	2008	2009	2009

Statements of Operations Data:
Operating expenses:
Research and development	$196	$2,635	$3,004	$5,835
Selling, general and administrative	381	754	779	1,914

Operating loss	(577)	(3,389)	(3,783)	(7,749)
Interest income	65	52	17	134
Interest expense	(164)	(390)	(181)	(735)
Impairment of available for sale securities	—	(85)	—	(85)
Change in fair value of investor stock purchase option	—	—	610	610

Net loss attributable to common stockholders	$(676)	$(3,812)	$(3,337)	$(7,825)

Basic and diluted net loss per share	$(0.16)	$(0.62)	$(0.30)

Weighted average common shares outstanding—basic and diluted	4,106,557	6,100,767	11,069,342

(In thousands, except share and per share amounts)

	As of December 31,
	2007	2008	2009

Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$2,370	$1,124	$3,417
Working capital	2,262	607	2,226
Total assets	2,637	1,452	3,740
Long-term debt, net	2,770	2,862	—
Total stockholders’ equity (deficit)	$(305)	$(2,016)	$2,512

(In thousands)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus for additional information regarding forward-looking statements used in this prospectus.

Overview

We are a medical device company focused on developing, manufacturing and commercializing our innovative external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. CABG surgery is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 CABG procedures were performed in the United States in 2006. In addition, the Millennium Research Group estimates that there will be 165,000 CABG procedures per year in Europe by 2013. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery will improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow characteristics through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

We have completed enrollment in a 90 patient multi-center clinical trial conducted outside the United States. The primary effectiveness endpoint of this trial is statistical non-inferiority of the patency of eSVS MESH vessels as compared to control vessels at nine-months post-implant. Effectiveness data, which is based on angiographic patency, is being collected at this time. Preliminary safety data has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or after surgery. We completed enrollment in this trial in July 2009, and as of March 1, 2010, all 90 patients have been implanted for six months or more, 83 patients have been implanted for nine months or more, and 50 patients have been implanted for 12 months or more. This trial formed the basis for our CE Mark application submitted in February 2010.

We expect to receive CE Mark approval and to begin marketing our eSVS MESH in select European Union markets in the second half of 2010. The U.S. Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We are currently amending our IDE application and anticipate obtaining IDE approval in the first half of 2010, and if approved, we expect to commence enrollment in our IDE trial in the second half of 2010. We anticipate beginning enrollment in a United States IDE trial in the second half of 2010. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

We were incorporated and commenced operations in May 2007. Since our inception, we have generated losses. From inception to December 31, 2009, we had an accumulated deficit of $9.2 million. We have not generated any revenue from operations to date and we will not generate any revenue from operations until we receive our CE Mark and begin selling our eSVS MESH in select European Union markets. We expect to incur losses for the foreseeable future as we pursue the development and commercialization of our eSVS MESH. Our activities since inception have consisted principally of acquiring product and technology rights, raising capital, performing research and development and conducting preclinical and clinical trials. Accordingly, we are considered to be a development stage company as of December 31, 2009. Successful completion of our development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, our ability to obtain regulatory approval and achieve commercial adoption of our eSVS MESH.

Key Components of Our Results of Operations

Research and Development Expenses

Since our inception, we have focused our activities on the development of our eSVS MESH. We expense both internal and external research and development costs as incurred. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS MESH and production processes. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation; product development; preclinical and clinical trials; professional service fees; materials and supplies; and facilities-related costs. We expense amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain.

While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS MESH, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials. These expenditures are subject to numerous uncertainties in timing and costs to complete. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product applications or programs in order to focus our resources on more promising product applications. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product. The cost of clinical trials may vary significantly over the life of the trial as a result of differences arising during the clinical trial, including:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the clinical trials; and

•	the duration of patient follow-up.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple clinical trial sites and contract research organizations, or CROs, that administer clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. If timelines or contracts are modified based upon changes to the clinical trial design or scope of work to be performed, we modify our estimates of accrued expenses accordingly.

We anticipate the cost of completing our U.S. clinical trial will be approximately $15.0 million, based upon our current expectation for the trial design. Because of the numerous risks and uncertainties associated with developing medical devices, we are unable to determine the duration and completion costs of our development projects or when and to what extent sales of our eSVS MESH will commence and become significant.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits and other costs, including stock-based compensation, for our executive and administrative personnel; legal and other professional fees; business development; insurance and other corporate costs. After completion of this offering, we anticipate incurring a significant increase in general and administrative expenses as we operate as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies. While our selling, general and administrative expenses to date have been primarily comprised of general and administrative costs, we expect that we will incur significant additional sales and marketing expenses as we prepare for and commence commercialization of our eSVS MESH.

Interest Income

Interest income consists of interest earned on investments in certificates of deposits and money market accounts.

Interest Expense

Interest expense results from interest associated with secured convertible notes in the aggregate principal amount of $3.0 million, or the Notes. Our reported interest expense includes interest payable in cash based upon the stated rate in the Notes and the amortization of discount recorded on the Notes created by the allocation of a portion of the Note proceeds to the fair value of the stock purchase options granted in conjunction with the issuance of the Notes and due to the beneficial conversion feature specified in the Notes. Beneficial conversion feature accounting rules require the recognition of the intrinsic value of the conversion feature at the time of the Notes’ issuance, which is then amortized as additional interest expense over the life of the Notes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 2 to our financial statements included at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Research and Development Expenses

We expense research and development costs, including clinical trial costs, when incurred, consistent with the guidance of FASB ASC 730, Research and Development. All of our clinical trials are performed at clinical trial sites and are administered by CROs. We accrue costs for clinical trials performed by CROs based on estimates of work performed under the contracts. Costs of setting up clinical trial sites are accrued immediately. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled.

All material clinical trial and CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, Compensation—Stock Compensation, which requires companies to measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred. All of our options previously awarded were classified as equity instruments and continue to maintain their equity classification.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the assumptions described in the following sentences. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110. The fair market value of the common stock underlying the stock options has been determined by our board of directors at each award grant date based upon a variety of factors, as discussed below. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions in determining the fair market value of our common stock.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Market Value of Common Stock

The following table summarizes by ranges of grant date, the number of shares subject to options granted in 2007, 2008 and 2009 and the associated per share exercise price, estimated fair market value and ASC Topic 718 Black-Scholes Value. The exercise prices were set by our board of directors at prices believed to equal the fair market value of our common stock at each of the grant dates, taking into account all information available at those times. We did not obtain any third party contemporaneous valuations.

				ASC Topic 718 Black-
Date Range of Option Grants	Number of Shares	Exercise Price	Fair Market Value	Scholes Value

September 2007 through February 2008	349,000	$1.00	$1.00	$0.52 - $0.55
March 2008	10,000	2.00	2.00	1.07
June 2008 through January 2009	219,000	5.83	5.83	2.81 - 3.20
September 2009	40,000	6.00	6.00	2.99

A brief narrative of the factors considered in estimating the fair market value of our common stock as of the date of each grant and the option exercise price is set forth below. The factors generally included, but were not limited to, the most recent purchase prices of our common stock issued to third parties in arms-length transactions, the lack of marketability of our common stock, the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with the completion of our business plan.

September 2007 through February 2008

The estimated fair market value of our common stock as determined by our board of directors was $1.00 from September 2007 through February 2008. The estimated fair value of $1.00 primarily reflects the issuance of the Notes in July 2007, which were convertible into common stock at $0.625 per share, and continued progress towards the product development of our eSVS MESH, including the first successful manufacturing of our eSVS MESH and the commencement of negotiations for our Assignment and License Agreement with Medtronic.

March 2008

The estimated fair market value of our common stock as determined by our board of directors was $2.00 per share in March 2008. The increase in the estimated fair market value primarily reflects continued progress toward the product development of our eSVS MESH, including the first successful implants of our eSVS MESH in a preclinical trial in February 2008.

June 2008 through January 2009

The estimated fair market value of our common stock as determined by our board of directors was $5.83 per share from June 2008 through January 2009. The increase in the estimated fair market value reflects the exercise in May 2008 of a stock purchase option by a third party, pursuant to which we issued 600,000 shares of common stock at a purchase price of $5.83 per share. We issued this stock purchase option in July 2007, and it became exercisable by its terms following our determination that our eSVS MESH was suitable for human implantation. Please see

“Certain Relationships and Related Party Transactions—Investment Agreement with Kips Bay Investments, LLC” for a description of the stock purchase option.

September 2009

The estimated fair market value of our common stock as determined by our board of directors was $6.00 per share in September 2009. The increase in estimated fair market value reflects the sale of 516,241 shares of common stock to third party investors in August 2009 at $6.00 per share.

Results of Operations

Comparison of the Year Ended December 31, 2008 with the Year Ended December 31, 2009

	Year Ended December 31,		Percent
	2008	2009	Change

Operating expenses:
Research and development	$2,635	$3,004	14.0%
Selling, general and administrative	754	779	3.3

Total operating expenses	3,389	3,783	11.6
Other income (expense):
Interest income	52	17	(67.3)
Interest expense	(390)	(181)	(53.6)
Impairment of available for sale securities	(85)	—
Gain from change in market value of investor option agreement	—	610

Net loss	$(3,812)	$(3,337)	(12.5)%

(In thousands)

Research and development and selling, general and administrative expenses include non-cash compensation expense as a result of our issuance of stock options. We expense the fair value of stock options over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The awards granted through December 31, 2009 vest upon time-based conditions. We expect to record additional non-cash compensation expense in the future, which may be significant. The following table summarizes the stock-based compensation expense in our statement of operations for 2008 and 2009:

	December 31,
	2008	2009

Research and development	$298	$390
Selling, general and administrative	40	47

Total stock-based compensation	$338	$437

(In thousands)

Research and Development

Our research and development expenses increased 14.0% from $2.6 million in 2008 to $3.0 million in 2009. This increase was caused primarily by an increase of approximately $350,000 from 2008 to 2009 in the expenses associated with our international feasibility trial for our eSVS MESH, which began enrolling patients in August 2008. These expenses include per patient and per procedure fees payable to the clinical trial sites, clinical trial administration costs payable to a CRO, and costs related to the set-up of clinical trial sites and training of medical staff.

Selling, General and Administrative

Selling, general and administrative expenses increased 3.3% from $754,000 in 2008 to $779,000 in 2009. This increase was the result of an increase in salary expense related to the temporary addition of an individual performing marketing related work, partially offset by reduced travel expenses and professional fees.

Interest Income

Interest income declined from $52,000 in 2008 to $17,000 in 2009. This decline resulted primarily from decline in short-term interest rates from 2008 to 2009.

Interest Expense

Interest expense declined from $390,000 in 2008 to $181,000 in 2009. The Notes were converted into shares of common stock in February 2009, resulting in only two months of interest expense in 2009, as compared with a full year of interest in 2008. This decline was offset by the write-off of the $138,000 balance in unamortized discount on the Notes at the time of the conversion.

Comparison of the Period from May 1, 2007 (Date of Inception) to December 31, 2007 with the Year Ended December 31, 2008

	Period from
	May 1, 2007 (Date of
	Inception) to	Year Ended
	December 31,	December 31,	Percent
	2007	2008	Change

Operating expenses:
Research and development	$196	$2,635	1,244.4%
Selling, general and administrative	381	754	97.9

Total operating expenses	577	3,389	487.3
Other income (expense):
Interest income	65	52	(20.0)
Interest expense	(164)	(390)	137.8
Impairment of available for sale securities	—	(85)	—

Net loss	$(676)	$(3,812)	463.9%

(In thousands)

The following table summarizes the stock-based compensation expense in our statement of operations for 2007 and 2008:

	December 31,
	2007	2008

Research and development	$14	$298
Selling, general and administrative	2	40

Total stock-based compensation	$16	$338

(In thousands)

Research and Development

Our research and development expenses increased from $196,000 in 2007 to $2.6 million in 2008. Research and development expenses in 2007 were primarily comprised of personnel expenses of $150,000. In 2008, we operated for a full year and also expanded our research and development staff, which resulted in our personnel expenses, including stock-based compensation, increasing by approximately $1.2 million. The balance of the increase related to expenses for the development of our eSVS MESH and the initiation of our international clinical trial. These expenses included product development, preclinical trials, clinical trial site selection, training and operation of our international clinical trial and intellectual property related costs.

Selling, General and Administrative

Selling, general and administrative expenses increased 97.9% from $381,000 in 2007 to $754,000 in 2009. This increase was primarily a function of having 12 months of operations in 2008, compared with seven months in 2007. In addition, we incurred approximately $80,000 in fees for an outside consultant working on certain marketing matters.

Interest Income

Interest income declined 20.0% from $65,000 in 2007 to $52,000 in 2008. This decline resulted from a decline in available cash and equivalents and short-term investments, which more than offset our having a full 12 months during which interest was earned in 2008.

Interest Expense

Interest expense increased 137.8% from $164,000 in 2008 to $390,000 in 2009. This increase resulted from the Notes being outstanding for the entire year in 2008, as compared with slightly more than five months in 2007.

Impairment of Available for Sale Investments

In conjunction with a simplified employee retirement plan that we maintain for the benefit of our employees, we invested $250,000 in a mutual fund under an arrangement that resulted in reduced maintenance and transaction costs for our employees. Due primarily to the significant decline in the U.S. stock market and the accompanying declines in the U.S. economy during 2008, we concluded as of December 31, 2008 that the value of this mutual fund investment was impaired and that this decline in value was other than temporary. We recorded a charge of $85,000, which resulted in a new adjusted cost basis for this investment. We had no other realized gains or losses in 2007 or 2008.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2009, we had net operating loss carryforwards for federal and state income tax purposes of approximately $6.5 million. We also had federal research and development tax credit carryforwards of approximately $400,000. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2027. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. If not utilized, the state net operating loss carryforward will expire beginning in 2022. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of and for each of the last two fiscal years, and is intended to supplement the more detailed discussion that follows:

	December 31,
Liquidity and Capital Resources	2008	2009

Cash and cash equivalents	$943	$2,469
Short-term investments	181	948
Working capital	607	2,226

(In thousands)

	Period from			Period from
	May 1, 2007			May 1, 2007
	(Date of			(Date of
	Inception)	Year Ended		Inception)
	to December 31,	December 31,		to December 31,
Cash Flow Data	2007	2008	2009	2009

Cash provided by (used in):
Operating activities	$(505)	$(2,838)	$(3,382)	$(6,725)
Investment activities	(760)	196	(840)	(1,404)
Financing activities	3,100	1,750	5,748	10,598

Net increase (decrease) in cash and cash equivalents	$1,835	$(892)	$1,526	$2,469

(In thousands)

Cash and Cash Equivalents

Our total cash resources, excluding short-term investments, as of December 31, 2009 were $2.5 million, compared to $943,000 as of December 31, 2008. As of December 31, 2009, we had approximately $1.2 million in current liabilities and $2.2 million in net working capital. We incurred a net loss of $3.3 million and had negative cash flow from operating activities of $3.4 million for the year ended December 31, 2009. Since May 1, 2007 (date of inception) through December 31, 2009, we had an accumulated deficit of $9.2 million, while negative cash flow from operating activities has amounted to $6.7 million. The difference between our accumulated deficit and negative cash flow from operations results primarily from the adoption of FASB ASC 815-40 on January 1, 2009. Under the provisions of FASB ASC 815-40, certain instruments previously reported as equity are now accounted for as derivative instruments. These provisions were initially applied by recording a non-cash, cumulative effect adjustment of $1.4 million to retained earnings. Our accumulated deficit also includes non-cash charges for stock based compensation and depreciation of $791,000 and $118,000, respectively, and approximately $217,000 of accrued interest expense which was settled through conversion into our common stock.

As we continue to pursue regulatory approvals, prepare for commercialization in international markets, develop our manufacturing capabilities and develop additional applications for our eSVS MESH, we expect to continue to incur substantial and increasing losses, which will continue to generate negative net cash flows from operating activities.

To date, we have funded our operations primarily through private sales of common stock and convertible debt. As of December 31, 2009, we had received net proceeds of approximately $7.6 million from the sale of equity securities, and net proceeds of approximately $3.0 million from the issuance of the Notes, all of which have been converted into common stock. We have not generated any revenue from operations to date and we will not generate any revenue from operations until we receive approval from the FDA, or an equivalent foreign regulatory body, to begin selling our eSVS MESH. We intend to use the net proceeds of this offering to seek regulatory approval to market our technology in the United States and abroad, including human clinical trials in the United States; to develop and test additional applications of our eSVS MESH; to make certain milestone payments for our acquired intellectual property; and for working capital and general corporate purposes. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure such additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs.

Net Cash Used in Operating Activities

Net cash used in operating activities was $505,000 in 2007, $2.8 million in 2008, and $3.4 million in 2009. From May 1, 2007 (date of inception) to December 31, 2009, net cash used in operating activities was $6.7 million. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation and the effects of changes in operating assets and liabilities.

Net Cash Provided by (Used in) Investment Activities

Net cash provided by (used in) investment activities was $(760,000) in 2007, $196,000 in 2008, and $(840,000) in 2009. From May 1, 2007 (date of inception) to December 31, 2009, net cash used in investment activities was $1.4 million. Cash used in investment activities is related to purchases and sales of short-term investments and purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $3.1 million in 2007, $1.8 million in 2008, $5.7 million in 2009. From May 1, 2007 (date of inception) to December 31, 2009, net cash provided by financing activities was $10.6 million. Net cash provided by financing activities was primarily attributable to proceeds from issuances of the Notes and from private sales of our common stock.

Capital Requirements

We expect to incur substantial expenses and generate significant operating losses as we continue to execute our business strategy including:

•	collecting effectiveness data from our 90 patient, multi-center clinical trial conducted outside the United States and seeking an IDE approval from the FDA to begin clinical trials in the United States;

•	obtaining CE Mark approval;

•	commercializing our eSVS MESH in select European markets;

•	obtaining regulatory approval and commercializing our eSVS MESH in the United States;

•	conducting clinical trials to expand indications for our eSVS MESH;

•	hiring additional personnel for managerial, research and development, operations and other functions;

•	expanding our facilities to increase our manufacturing and development capabilities; and

•	implementing new operational, financial and management systems to comply with SEC requirements.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include the following:

•	the timing of our receipt of approval to sell in select European markets, if received at all;

•	our ability to demonstrate safety and effectiveness of our eSVS MESH;

•	the selling price of our eSVS MESH to distributors and the price that distributors charge hospitals;

•	the rate of progress in establishing reimbursement arrangements with third-party payors;

•	the effect of competing technological and market developments;

•	the cost and delays in product development that may result from changes in regulatory oversight applicable to our eSVS MESH;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	the cost of expanding our commercial operations, including our selling and marketing efforts;

•	our ability to establish and maintain effective relationships with independent distributors;

•	the rate at which physicians adopt our eSVS MESH for use in CABG surgery; and

•	the progress of preclinical and clinical trials required to support our applications for regulatory approvals, including our human clinical trials in the United States.

We have not generated any revenue from operations to date. We do not expect to generate revenue unless or until we obtain regulatory approval of and commercialize our eSVS MESH. While there can be no guarantee, we anticipate commencing sales in select international markets by the end of the current fiscal year. However, we do not expect to generate meaningful sales in the current fiscal year and we expect our operating losses and negative cash flows from operations to continue for the foreseeable future. Our future capital requirements will depend upon a number of factors as indicated above.

We expect the proceeds of this offering, together with our existing resources as of the date of this prospectus, to be sufficient to fund our planned operations for at least the next 12 months. However, we may require significant additional funds earlier than we currently expect in order to conduct additional clinical trials to obtain regulatory approvals of our eSVS MESH. To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders’ interest will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

Contractual Obligations, Commitments and Contingencies

To date, we have not entered into long-term minimum purchase commitments with suppliers. Our principal commitments consist of obligations relating to our international clinical trial and obligations under the lease for our facility in Minneapolis, Minnesota, and certain office equipment.

The following table summarizes our outstanding contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

International clinical trial obligations(1)	$241	$241	$—	$—	$—
Operating lease obligations(2)	52	46	6	—	—
Key supplier purchase commitment(3)	43	43	—	—	—

Total	$336	$330	$6	$—	$—

(In thousands)

(1)	The outstanding obligations for our international clinical trial include our estimated costs to complete patient monitoring and follow-up and trial data collection and analysis for our 90 patient multi-center clinical trial conducted outside the United States. Patient enrollment in this trial was completed in July 2009.

(2)	Operating lease obligations represent future minimum lease payments under non-cancelable operating leases for our facility and certain office equipment. The operating lease obligation for our corporate facility ends September 30, 2010. We are currently in negotiations with our landlord to renew this lease and secure additional space adjacent to our current offices. As of the date of this prospectus, we have not reached such an agreement with our landlord.

(3)	The amount presented reflects the undelivered portion of an outstanding purchase order with one of our key suppliers. To date we have not entered into any long term supply agreements with any of our vendors. As of December 31, 2009, remaining outstanding purchase orders were not significant.

Royalty Payments

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was acquired from Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic has also assigned to us certain patents relating to a brushed ePTFE vascular graft, or the Brushed Graft Product, and licensed to us certain technology to produce platelet-poor plasma for use in connection with the Brushed Graft Product.

As consideration for the assignment of intellectual property relating to the eSVS MESH and the Brushed Graft Product, we have agreed to pay Medtronic an aggregate of $20.0 million upon the achievement of certain sales milestones relating to the eSVS MESH and the Brushed Graft Product and a royalty of 4% on sales of our eSVS MESH and the Brushed Graft Product. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million.

In the recitals to the Assignment and License Agreement, we stated that we would use our reasonable best efforts to develop and commercialize both the Brushed Graft Product and the eSVS MESH. While we have undertaken activities to develop and commercialize the Brushed Graft Product, we are currently primarily focused on the development of our eSVS MESH for use in CABG surgery and additional applications of our eSVS MESH. Any or all licenses granted to us pursuant to our agreement with Medtronic may be terminated and potentially all of the core intellectual property and patent rights related to our eSVS MESH shall revert to Medtronic, upon notice by Medtronic, (i) if we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business; and (ii) if we determine to cease commercializing either the Brushed Graft Product or our eSVS MESH, then Medtronic may terminate our license to patent rights related to the Brushed Graft Product or the patent rights related to our eSVS MESH, as applicable. If we cease commercialization of the Brushed Graft Product and not the eSVS MESH, we believe that Medtronic is entitled to terminate only the license to patent rights related to the Brushed Graft Product and not the patent rights related to the eSVS MESH. Similarly, if we cease commercialization of the eSVS MESH but not the Brushed Graft Product, we believe that Medtronic is entitled to cause the reversion of the patent rights related to the eSVS MESH but not terminate our license to patent rights related to the Brushed Graft Product. We recognize, however, that the terms of our agreement with Medtronic are susceptible to differing interpretations.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, we have updated references to GAAP in our financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact our financial position or results of operations.

In June 2008, the FASB issued FASB ASC 815-40, Derivatives and Hedging, which provides guidance on how to determine if certain instruments (or embedded features) are considered indexed to a company’s own stock, including instruments similar to warrants to purchase the company’s stock. FASB ASC 815-40 clarifies the determination of whether equity-linked instruments (or embedded features), such as our convertible notes or options to purchase our common stock, are considered indexed to our own stock, which would qualify as a scope exception and therefore be exempt from the application of FASB ASC 815. FASB ASC 815-40 became effective January 1, 2009. Any outstanding instrument at the date of adoption requires a retrospective application of the accounting through a cumulative effect adjustment to retained earnings upon adoption. Our adoption of this guidance had a material impact on our financial position and results of operations, as described in Note 6 to our financial statements.

Business

Overview

We are a medical device company focused on developing, manufacturing and commercializing our innovative external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. CABG is one of the most commonly performed surgeries in the United States, with the American Heart Association estimating that 448,000 CABG procedures were performed in the United States in 2006. In addition, the Millennium Research Group, an independent market research firm, estimates that there will be 165,000 CABG procedures per year in Europe by 2013. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries. The effectiveness of the procedure, however, is often limited by the failure rate of saphenous vein grafts, which has been shown in various studies to range from 6% to 30% one year after surgery and 60% ten years after surgery. Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to the need for further coronary interventions up to and including additional CABG procedures. We believe the use of our eSVS MESH with saphenous vein grafts in CABG surgery could improve the long-term outcome of CABG procedures, including improved openness, or patency, and improved blood flow through the saphenous vein graft, resulting in a reduced need for costly and potentially complicated reoperations or revascularization procedures.

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. The direct and indirect cost of coronary artery disease to the U.S. economy is estimated to be over $177 billion in 2010. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting with bare metal or drug-eluting stents, and CABG procedures, with the selection often depending upon the stage of the disease and the age of the patient. An independent study comparing CABG and implantation of drug-eluting stents shows that CABG is the more effective long-term treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for re-intervention 12 months after surgery. Moreover, patients with severe and multi-vessel coronary artery disease often cannot be effectively treated with methods other than CABG. The prevalence of coronary artery disease and the success rates for CABG procedures versus other treatments for coronary artery disease has made CABG surgery one of the most commonly performed surgeries in the United States. Based on a report published by the Millennium Research Group, moderate growth in coronary artery bypass procedures is expected in the United States through 2012 and in Europe through 2013, largely due to the increase in procedure volumes caused by rising rates of coronary artery disease and the need for repeat revascularizations.

According to results published in the European Journal of Cardio-Thoracic Surgery in 2006, each CABG procedure involves an average of 3.3 bypass grafts, typically consisting of the left internal mammary artery, or LIMA, for one graft and the saphenous vein for the remaining 2.3 grafts per procedure. Saphenous vein grafts fail more frequently than LIMA grafts due to differences in structure and size of saphenous vein grafts as compared to LIMA grafts. Unlike the LIMA, which is a thick-walled artery intended to handle the high pressure blood flow from the heart, saphenous veins are thin-walled vessels that are intended for a low-pressure venous environment. Saphenous veins are also typically larger than the coronary arteries to which they are attached and this difference in size slows blood flow, adding stress to the vessel wall and increasing the risk of thrombosis, or blood clotting. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this injury by causing its walls to thicken in a manner that often leads to failure of the bypass graft.

Our eSVS MESH is a nitinol mesh sleeve that is placed over the saphenous vein graft during CABG surgery and is designed to constrict the vein and prevent expansion of the vein graft and resulting injury due to increased pressure. The constriction of the vein graft also causes the diameter of the graft, or lumen, to more closely match the diameter of the target coronary artery to which it is attached, thereby reducing blood flow disruption. Our eSVS MESH is designed to be applied quickly and is compatible with most current CABG surgery protocols. In addition, nitinol is commonly used in many other implantable medical devices.

We have completed enrollment in a 90 patient multi-center clinical trial conducted outside the United States. The primary effectiveness endpoint of this trial is statistical non-inferiority of the patency of eSVS MESH vessels as compared to control vessels at nine-months post-implant. Effectiveness data, which is based on angiographic patency, is being collected at this time. Preliminary safety data has indicated that our eSVS MESH and implant procedure do not result in an increase in patient complications during or after surgery. We completed enrollment in this trial in July 2009, and as of March 1, 2010, all 90 patients have been implanted for six months or more, 83 patients have been implanted for nine months or more, and 50 patients have been implanted for 12 months or more. This trial formed the basis for our CE Mark application submitted in February 2010.

We expect to receive CE Mark approval and to begin marketing our eSVS MESH in select European Union markets in the second half of 2010. The U.S. Food and Drug Administration, or FDA, is reviewing our application for an investigational device exemption, or IDE, which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We anticipate beginning enrollment in a United States IDE trial in the second half of 2010. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

We are pursuing additional applications for our eSVS MESH, including applications for use in peripheral artery bypass surgery, for use with coronary allografts, and for use in arteriovenous, or AV, fistula dialysis applications. In peripheral artery bypass surgery, saphenous vein grafts are used to bypass obstructed arterial vessels in the legs. Coronary allografts are saphenous veins obtained from cadavers that are used in CABG procedures for patients who do not have appropriate arterial or venous conduits. An AV fistula is a surgically created connection, or fistula, between an artery and a vein used to provide access to the circulatory system of patients with kidney disease for chronic dialysis treatment. We believe that these applications could have significant commercial potential.

Our Strategy

Our objective is to achieve significant market adoption of our eSVS MESH technology in CABG and other vascular applications. Key elements of our strategy to achieve this objective include the following:

•	Work with respected medical centers and key thought leaders to demonstrate and communicate the potential benefits of our eSVS MESH. We are in the process of collecting effectiveness data from our 90 patient, multi-center trial conducted outside the United States and are currently seeking an IDE from the FDA to begin clinical trials in the United States. We believe that it will be important to increase the awareness of our eSVS MESH by collaborating with key opinion leaders at leading academic and medical institutions and supporting post-approval marketing studies and publication of peer-reviewed articles. We have formed clinical relationships with key surgeons at several leading cardiovascular surgery and CABG centers.

•	Commercialize our eSVS MESH in select European markets. We expect to receive CE Mark approval and to begin marketing our eSVS MESH in select European markets in the second half of 2010. We plan to engage independent distributors experienced in their respective European markets to promote and sell our eSVS MESH. Concurrent with this effort, we intend to commence activities to seek regulatory approval to begin marketing in other international markets.

•	Obtain regulatory approval and commercialize our eSVS MESH in the United States. The FDA is reviewing our application for an IDE, and we expect to receive approval to commence our IDE trial in the first half of 2010. We are in discussions with 12 clinical trial sites to participate in our IDE trial, six of which have been engaged as of April 1, 2010. We expect to commence enrollment in our IDE trial in the second half of 2010. Over the longer term, we will assemble data from our United States human clinical trial in support of an application for PMA approval from the FDA. If we receive the necessary regulatory approval, we plan to commercially introduce our eSVS MESH in the United States through independent distributors with access to key CABG centers and key physicians.

•	Conduct trials to expand indications for our eSVS MESH. We plan to begin preclinical trials in 2010 designed to provide proof of concept for the use of our eSVS MESH in peripheral artery bypass surgery, for use with coronary allografts, and for use with AV fistulas in dialysis patients.

Treatment of Coronary Artery Disease

According to the American Heart Association, approximately 17.6 million people in the United States have coronary artery disease, and approximately 587,000 people in the United States die each year as a result of the disease. In addition, according to a 2007 World Health Organization report, approximately 7.2 million people worldwide died of coronary heart disease in 2002. The direct and indirect cost of coronary artery disease to the U.S. economy is estimated to be over $177 billion in 2010. Primary treatment options for coronary artery disease are pharmaceutical therapy, balloon angioplasty, intravascular stents, and CABG surgery. A description of each of these options is provided below:

Pharmaceutical Therapy

In patients with less severe disease, pharmaceuticals remain the primary treatment approach and include drugs such as platelet adhesion inhibitors or drugs that reduce the blood cholesterol or triglyceride levels. For more serious disease, however, pharmacological therapy alone is often inadequate.

Balloon Angioplasty

Percutaneous transluminal coronary angioplasty, commonly referred to as balloon angioplasty, is a surgical procedure that involves the dilation of the obstructed artery with a balloon catheter. Angioplasty is generally successful in increasing immediate blood flow and, relative to current surgical procedures, offers the benefits of shorter periods of hospitalization, quicker recovery times, reduced patient discomfort and lower cost. However, according to a trial published in the journal Circulation in 2006, over 40% of vessels treated with balloon angioplasty return to their pre-treatment, narrowed size, a process known as restenosis, within six months following the procedure.

Intravascular Stents

High rates of restenosis following treatment by balloon angioplasty led to the introduction of stents, mesh-like metallic tubes that are placed within the narrowed portion of the coronary vessel to hold the vessel open after the angioplasty balloon has been removed. Although clinical outcomes for procedures using stents reflect an improvement over balloon angioplasty alone, the effectiveness of stents is still limited by restenosis, which for bare metal stents occurs in about 20% of cases within six months of the procedure.

Drug eluting stents are coated with specially formulated, slow-release drugs designed to prevent restenosis. According to the FDA in 2008, drug eluting stents were shown in clinical trials to reduce the rate of restenosis within one year after placement to 10%. Drug eluting stents are widely used, with a current market share relative to total stent usage in the range of 70%. However, some studies have been presented that associate drug eluting stents with late stage thrombosis, or clotting, which can be an adverse event.

Despite the advancements and market success of drug-eluting stents and angioplasty therapies, these interventional procedures may be less effective than surgical procedures in addressing diffuse progressive coronary artery disease. In this advanced stage of coronary artery disease, intervention is required for multiple vessels, many of which are less than two millimeters in internal diameter, a diameter currently unsuitable for angioplasty and stenting. In addition, stents have been shown to be difficult to place in patients with coronary lesions in sections with vessel branches and in patients with narrowings in the left main coronary artery. In a study published in the New England Journal of Medicine in January 2008 that compared drug-eluting stents with CABG in multivessel coronary disease, death rates and revascularization rates were higher in patients receiving drug-eluting stents than in patients receiving CABG, even though the cohort of patients receiving CABG was older and had more severe coronary disease.

CABG Surgery

Coronary Artery Bypass Grafting involves the construction of an alternative path to bypass a narrowed or occluded coronary artery and restore blood flow from the aorta to an area past the occlusion. This procedure is normally accomplished using saphenous veins from the leg and the LIMA from the chest as bypass grafts. Most commonly, the LIMA is utilized for bypassing the left anterior descending artery of the heart, or LAD, while saphenous veins are utilized for bypassing other coronary arteries.

For vein grafts, one end of the harvested vessel is then generally attached to the aorta for blood inflow, and the opposite end is attached to the target coronary vessel. If a mammary artery is used as the bypass graft, it must be dissected from the chest wall, leaving one end in place on the aorta, while the opposite end is attached to the target vessel, providing uninterrupted blood flow from the arterial circulation. Once in place, these grafts provide sufficient blood flow to bypass the narrowed or occluded portion of the coronary artery. The following diagram illustrates the use of the internal mammary artery graft and saphenous vein graft in CABG surgery:

Current Disadvantages of Saphenous Vein Grafts

Since its first successful use in the 1960’s, the saphenous vein graft has been one of the most commonly used conduits in CABG surgery. Some of the main advantages of using the saphenous vein include its ease of accessibility, its ease of handling, and the number of grafts, typically three, that can be constructed from a single vein. Despite these advantages and the widespread use of saphenous veins in CABG surgery, several issues have been identified, such as:

•	Pressure normally exerted on veins is much lower than the pressure on arteries. Arterial pressure is normally 80-120 mm Hg while central venous pressure is normally about 3-7 mm Hg.

•	Veins do not have the strong muscular wall seen in arteries. Therefore, when placed under higher arterial pressures, the veins typically dilate, or expand.

•	Veins have large lumens as compared to arteries, resulting in a mismatch of lumen diameters when a saphenous vein graft is connected to a coronary artery. This size mismatch results in slow, sluggish blood flow in the vein graft with more stress placed on the wall of the vein due to blood volume.

The higher pressure of arterial blood flow and the size mismatch that results when a saphenous vein is used as a graft in CABG surgery often cause the vein to expand, damaging the lining of the vein. The vein responds to this damage by causing its walls to thicken in a manner that often leads to failure of the bypass graft. Smooth muscle cells proliferate in the middle layer of the vein wall and migrate to the inner surface of the vein in a process known as neointimal hyperplasia. The resulting accumulation of activated smooth muscle cells secrete inflammatory and growth factors leading to a stenotic build-up and graft failure over time. The failure rates of saphenous vein grafts in CABG procedures is well documented in the scientific literature. A sampling of data from some of the larger benchmark studies is provided below:

Saphenous Vein Graft Failure Rates
		1 Year		5 Year*		10 Year*
		Number of	Failure	Number of	Failure	Number of	Failure
Year	Author	Patients	Rate	Patients	Rate	Patients	Rate

1984	Barner, et al.	248	7%	112	26%	—	—
1996	Fitzgibbon, et al.	3993	19%	1978	25%	—	—
2004	Goldman, et al.	660	8%	336	25%	368	61%
2005	Alexander	2000	30%	—	—	—	—
2009	Serruys, et al.	870	6%	—	—	—	—
2009	Puskas, et al.	183	18%	—	—	—	—

* Five and ten year data is not available for those studies for which data is not presented in these columns.

Failure of these grafts, typically evidenced by partial or complete blockage and reduced or stopped blood flow, can lead to chest pain, congestive heart failure, irregular heart beat, myocardial infarction, or MI, revascularization or death. A repeat of a CABG procedure to repair a failing or failed graft is a technically more difficult procedure with mortality rates three to five times higher than the original CABG procedure.

eSVS MESH—Our Solution

Our eSVS MESH is designed to improve the long-term outcome of CABG procedures by addressing limitations of unsupported saphenous veins. Our eSVS MESH is a highly flexible, semi-compliant, kink-resistant extravascular tubular prosthesis made of knitted nickel/titanium, or nitinol, wire mesh. Our eSVS MESH is designed to be fitted like a sleeve over vein grafts, thereby providing the vein graft with physiological attributes similar to those of an artery.

An artery has a thick muscular wall to handle higher pressures, and a relatively small lumen that produces higher blood velocities, offering less chance for blood to pool and clot. In contrast, a vein has a thinner, less muscular wall due to the lower pressures normally found in veins and a larger lumen designed to maintain these lower pressures. We believe that larger, thinner-walled veins will have greater potential benefit from our eSVS MESH. Although we are pursuing commercialization of a 3.0 mm diameter eSVS MESH in select European markets, in the United States we will initially only be pursuing eSVS MESH diameters of 3.5, 4.0 and 4.5 mm.

Our eSVS MESH is designed to provide the vein graft with physiological attributes similar to those of an artery by reducing the lumen diameter and strengthening the vessel wall. We believe the key benefits of our eSVS MESH technology include:

•	Structural support designed to inhibit vessel expansion and resulting damage to the vessel, which can prevent a thickening of the vessel wall over time, or hyperplasia, and resulting graft failure.

•	Radial constriction designed to cause the diameter of the graft, or lumen, to be consistent in size and more closely match the diameter of the target coronary artery to which it is attached, thereby increasing blood flow velocities, reducing the potential for clot formation, and inhibiting hyperplasia.

•	Compatibility with current CABG procedures, including on-pump or off-pump procedures, and open or endoscopic vein harvest methods. Except for the placement of our eSVS MESH on the saphenous vein graft, the surgical steps to use a saphenous vein graft with our eSVS MESH are the same as would be performed for any coronary artery bypass procedure utilizing unsupported saphenous vein grafts. We do not expect, nor have we seen, a significant increase in CABG procedure time due to eSVS MESH use.

Our eSVS MESH technology consists of the following:

•	eSVS MESH (25 cm length, and either 3.0, 3.5, 4.0, or 4.5 mm in diameter);

•	INTRODUCER for use in placing our eSVS MESH on the saphenous vein (one for each diameter of our eSVS MESH);

•	SUTURE SNARE for use in loading our eSVS MESH onto the saphenous vein; and

•	SIZING TOOL for use in choosing the correct device size based on saphenous vein diameter.

Clinical Development of our eSVS MESH

International Human Clinical Trial

The first human clinical trial of our eSVS MESH is a prospective, randomized, controlled non-inferiority trial, where each patient is randomized to receive a saphenous vein graft with our eSVS MESH to bypass either the right coronary artery, or RCA, or the circumflex artery, or Cx, two arteries commonly bypassed during CABG. The RCA or Cx saphenous vein graft not chosen to receive our eSVS MESH serves as the control artery. To ensure Good Clinical Practices compliance, outside resources are utilized for data collection and analysis, including a contract research organization for data entry and verification, a physician clinical events committee for the review and evaluation of adverse events, and an angiographic core lab for assessment of saphenous vein graft patency.

Seven international centers enrolled 90 patients in this trial. Enrollment in this trial closed on July 21, 2009. As of March 1, 2010, all 90 patients have been implanted for six months or more, 83 patients have been implanted for nine months or more, and 50 patients have been implanted for 12 months or more.

The international sites involved in this trial, and the number of patients enrolled at each site, is provided below:

Number of Patients
Center Name	Enrolled

Schleswig-Holstein University Hospital, Kiel, Germany	25
National University Hospital, Singapore	21
University Of Cape Town, Cape Town, South Africa	20
Hospital Regional De Sion, Sion, Switzerland	9
Auckland City Hospital, Auckland, New Zealand	8
Hospital Universitario 12 de Octubre, Madrid, Spain	5
Prince Charles Hospital, Brisbane, Australia	2

Total	90

The primary safety endpoint of this trial is statistical non-inferiority based on the total rate of major adverse cardiac and cerebral events, or MACCE, at 30-days post-implant as compared to published literature. MACCE is a composite of MI, stroke, revascularization, including surgery or stenting, and death. In summary, there were four adverse events that met the protocol definition of MACCE, which compared favorably to the protocol objective performance criteria, or OPC. OPC are performance criteria based on broad sets of data from historical databases, such as literature or registries, that are generally recognized as acceptable values. For this trial, the OPC utilized was a compilation of published literature that presented 30-day post-implant MACCE rates for CABG surgery patients, separating the MACCE category into the composite factors listed above. In addition, none of the adverse events were determined to be “Definitely Device Related” or “Probably Device Related.”

A table summarizing these results is shown below:

		Objective
	Trial Data	Performance Criteria

MI	2(2.2%)	2.8%
Stroke	2(2.2%)	1.8%
Revascularization	0	0%
Death*	0	4.8%

Total	4(4.4%)	9.4%

* One patient death eight months after surgery due to non-cardiac causes

The primary effectiveness endpoint of this trial is statistical non-inferiority of angiographic stenosis, or patency, of eSVS MESH vessels as compared to control vessels at nine-months post-implant. A vessel is considered to be patent if there is less than 50% stenosis. Collection of this data is ongoing.

We have made the following observations during this trial that have led to improvements in the device and implant procedure:

•	One center had implant methods incompatible with our eSVS MESH. Specifically, surgeons at this site did not make an adequate lateral slit on the side of the saphenous vein graft that lies on the heart, or heel slit, in grafts that had our eSVS MESH, causing a higher than anticipated number of graft closures at the aortic anastomotic site, the location where the saphenous vein graft is sewn onto the aorta. By design, a saphenous vein graft with an eSVS MESH in place will not dilate. Without this heel slit in place, a saphenous vein graft with our eSVS MESH in place does not permit adequate blood flow into the vein graft at the aortic anastomotic site, potentially resulting in failure of the graft. We have modified our instructions for use to provide clear direction to surgeons on how to make the heel slit when using our eSVS MESH.

•	The amount of reduction in the diameter of the saphenous vein grafts, or downsizing, prescribed in our instructions for use and sizing tool was too aggressive, resulting in a higher than anticipated closure rate in saphenous vein grafts utilizing the smaller eSVS MESH diameters. This resulted in lumen diameters that were very small and did not remain patent. We have modified our instructions for use and sizing tool to decrease the amount of downsizing applied to saphenous vein grafts by our eSVS MESH.

United States IDE Trial

The FDA is reviewing our application for an IDE which, if granted, will allow us to begin clinical trials of our eSVS MESH in the United States. We are currently amending our IDE application and anticipate obtaining IDE approval in the first half of 2010, and if approved, we expect to commence enrollment in our IDE trial in the second half of 2010. The FDA has not approved our IDE submission and the summary below of the trial design is based upon our current expectations of the IDE protocol. The ultimate trial design, if and when approved by the FDA, may be materially different than our expectations set forth below.

We expect that the FDA will require a feasibility phase as part of our IDE trial. We are proposing that the first 60 patients enrolled in the trial will have a 90-day post-implant assessment of device patency, in addition to normal follow-ups prescribed in the clinical trial protocol. We are also proposing that success criteria for this feasibility analysis be non-inferiority. Once the 90-day follow-up is completed and the data is reported to the FDA, subject to FDA consent, we expect to continue enrollment at all sites and these feasibility phase patients will be included in the IDE trial data set. The feasibility phase will delay completion of our IDE trial by at least five to six months compared to a trial that does not incorporate a feasibility phase.

The primary safety endpoint of the IDE trial is expected to be statistical non-inferiority based on the total rate of major adverse cardiac events, or MACE, at 30-days post-implant as compared to published literature. The primary effectiveness endpoint of this trial is expected to be statistical superiority of the patency of eSVS MESH vessels as compared to control vessels at nine-months post-implant. This effectiveness endpoint is more rigorous than the effectiveness endpoint of our international trial, which was a non-inferiority comparison. The IDE protocol reflects our prior observations from the international trial. For example, the IDE protocol will only include eSVS MESH sizes of 3.5 mm or greater in diameter and will include detailed instruction regarding preparation of anastomotic sites. We expect the IDE trial to require enrollment of 366 patients and include up to 20 clinical trial sites. Of these 366 patients, we expect that we will be required to perform nine-month post-implant angiograph procedures on at least 293 patients. We would be dependent upon our clinical sites and enrolled subjects for compliance in returning and agreeing to the nine-month angiograms and expect that a certain percent of subjects will either not return or will refuse the nine-month angiogram. We are in discussions with 12 clinical trial sites to participate in our IDE trial, six of which have been engaged as of April 1, 2010. We expect to commence enrollment in the IDE trial, in the second half of 2010.

Enrollment in the IDE trial is expected to take approximately 18 months, and follow-up is expected to take up to an additional year from the completion of enrollment. Prior to commercializing our eSVS MESH in the United States, we will be required to submit a Pre-Market Approval, or PMA, application to the FDA. Approval of a PMA by the FDA generally takes approximately one year after the application. We could be delayed by adverse clinical results or regulatory complications, and we may never receive marketing approval.

Preclinical Testing

Preclinical trials of our eSVS MESH technology have been presented in peer-reviewed journals, including The Journal of Thoracic and Cardiovascular Surgery in February 2008 and the Journal of Vascular Surgery in June 2009. Between 2002 and 2007, Medtronic, Inc. sponsored multiphase trials with the Cardiovascular Research Unit of the Christiaan Barnard Department of Cardiothoracic Surgery at the University of Cape Town in South Africa, or UCT, to evaluate the effects of various designs of external nitinol mesh sleeves on the vascular architecture of vein grafts used in CABG and peripheral bypass procedures. This multiphase research concluded that the use of our eSVS MESH showed a statistically significant decrease in intimal hyperplasia after six months of implantation. In addition to these trials, Medtronic, Inc. and UCT collaborated on stress, fatigue, durability, and finite element analysis of knitted eSVS MESH designs.

In October 2007, we acquired ownership of the core intellectual property relating to our eSVS MESH from Medtronic, Inc. and initiated additional work on the technology. This work included developing additional sizes of our eSVS MESH, completing required preclinical and biological testing of the product and accessories, developing packaging and labeling for our eSVS MESH, and creating product documentation intended to comply with relevant FDA and international standards.

In addition, we initiated and completed a series of animal trials utilizing sheep to confirm that our eSVS MESH, as manufactured by us, performed as expected, and produced the expected results. These animal trials showed a statistically significant inhibition of the formation of intimal hyperplasia when our eSVS MESH was used with a saphenous vein graft in CABG procedures. However, sheep arterial pressures and vasculature differ from humans, and human clinical studies may not be consistent with animal trial results.

Additional eSVS MESH Applications

Additional development projects based on our eSVS MESH technology that we are exploring and may advance include:

Peripheral Grafts

In this clinical application, saphenous vein grafts are used to bypass obstructed arterial vessels in the legs. We have conducted initial preclinical trials for this application, utilizing saphenous vein grafts with our eSVS MESH in place. We plan to conduct further preclinical trials of this application in 2010, in support of future potential regulatory submissions.

Coronary Allografts

In this clinical application, cadaver, or allograft, saphenous vein grafts are used in CABG procedures for patients who do not have appropriate arterial or venous conduits. We have had discussions with suppliers of this allograft material to determine usage patterns. We plan to conduct initial preclinical trials of this application in 2010.

Arteriovenous Fistula

In this clinical application, a fistula, or connection, is made between an artery and a vein, normally in the non-dominant arm, for circulatory system access in patients requiring chronic dialysis. We plan to conduct initial preclinical trials of this application in 2010.

Sales and Marketing

Europe and Other International Markets

We have submitted an application to obtain the CE Mark for our eSVS MESH. If approved, the CE Mark will allow us to sell our eSVS MESH for use in CABG procedures in 32 countries within the European Union, the European Economic Area, and the European Free Trade Association. Provided we receive CE Mark approval, we plan to begin sales in select European nations beginning in the second half of 2010. Our plan is to utilize independent distributors to commercialize our technology in Europe, and we have identified independent distributors that may be contracted to conduct sales in these markets. These distributors will be supported by our U.S.-based staff with regard to training and promotional materials. We intend to work with our distributors with respect to product reimbursement and have also identified other third parties that may be contracted to assist in obtaining country-specific product reimbursement.

As the European cardiac surgery market is characterized by centralized, high-volume cardiac surgery centers, we believe this market can be effectively addressed through a small, highly-focused independent distributor network.

We will be an active participant in post-market clinical trials aimed at validating the long-term outcomes of patients who receive our eSVS MESH. These studies will be designed to show that eSVS MESH patients require less revascularization procedures than standard CABG patients, thereby also reducing the costs associated with revascularization procedures for eSVS MESH patients. We envision that the results of these studies will be presented at scientific sessions and presented in peer-reviewed journals, thereby increasing the visibility and adoption of our eSVS MESH. These studies will also be used to support applications for public hospital reimbursement in those countries that require outcomes data for such reimbursement.

We believe that the CE Mark will also be a gateway approval that will allow us to begin regulatory submissions to obtain marketing approval in other select markets, including South Africa, Canada, Australia, New Zealand and Argentina.

United States

We are required to conduct a PMA IDE trial in the United States. Enrollment in this trial, follow-up of trial patients, and subsequent PMA approval are anticipated to take approximately three years. If the U.S. IDE trial is successful and our resulting PMA is approved, we expect to launch our eSVS MESH in the United States no sooner than 2013.

Based upon the 2009 Society of Thoracic Surgeons Adult Cardiac Surgery Database, we believe CABG surgeries were performed in approximately 1,150 U.S. hospitals in 2009.

According to an article published in the journal Health Affairs in 2007, the volume of CABG surgeries performed per U.S. hospital in 2003 was:

CABG Volume per Year	Percent of Hospitals in this Category	Number of Hospitals in this Category

<130 cases	29%	310
130-199 cases	20%	214
200-314 cases	22%	235
315-484 cases	15%	160
>484 cases	14%	150

Based upon this information, approximately 545 hospitals in the United States perform at least 200 CABG surgeries each year. Of these, approximately 310 hospitals perform more than 315 surgeries each year. Our initial marketing focus will be on these 300 to 500 hospitals.

Our plan is to utilize independent distributors to commercialize our eSVS MESH in the U.S., and we have identified independent distributors that may be contracted to conduct sales. These distributors will be supported by Kips Bay staff with regard to training and promotional materials. We have contracted outside reimbursement experts to assist in obtaining Centers for Medicare & Medicaid Services, or CMS, product reimbursement.

Intellectual Property

As of December 31, 2009, we had six patent applications pending in the United States and nine patent applications pending in countries outside the United States covering various aspects of our eSVS MESH. We also have one international patent application pending, which gives us the opportunity to file in more individual countries. Some of our pending patent applications have been examined, and currently stand rejected. We will continue to pursue obtaining patents from these applications, but it is possible that our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. We expect to launch our eSVS MESH in Europe before any of our pending European patent applications issue as patents.

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was acquired from Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. Pursuant to the Assignment and License Agreement, Medtronic has also assigned to us certain patent rights relating to a brushed ePTFE vascular graft, or the Brushed Graft Product, and licensed to us certain technology to produce platelet-poor plasma for use in connection with the Brushed Graft Product.

As consideration for the assignment of intellectual property relating to the eSVS MESH and the Brushed Graft Product, we have agreed to pay Medtronic an aggregate of $20.0 million upon the achievement of certain sales milestones relating to the eSVS MESH and the Brushed Graft Product and a royalty of 4% on sales of our eSVS MESH and the Brushed Graft Product. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reach $100.0 million. There is no assurance that any of these patent applications will issue as patents or that any such patent(s) will be effective to prevent a competitor from developing and using substantially equivalent technology.

In the recitals to the Assignment and License Agreement, we stated that we would use our reasonable best efforts to develop and commercialize both the Brushed Graft Product and the eSVS MESH. While we have undertaken activities to develop and commercialize the Brushed Graft Product, we are currently primarily focused on the development of our eSVS MESH for use in CABG surgery and additional applications of our eSVS MESH. Any or all licenses granted to us pursuant to our agreement with Medtronic may be terminated and potentially all of the core intellectual property and patent rights related to our eSVS MESH shall revert to Medtronic, upon notice by Medtronic, (i) if we become insolvent, make an assignment for the benefit of creditors, go into liquidation or receivership or otherwise lose legal control of our business; and (ii) if we determine to cease commercializing either the Brushed Graft Product or our eSVS MESH, then Medtronic may terminate our license to patent rights related to the Brushed Graft Product or the patent rights related to our eSVS MESH, as applicable. If we cease commercialization of the Brushed Graft Product and not the eSVS MESH, we believe that Medtronic is entitled to terminate only the license to patent rights related to the Brushed Graft Product and not the patent rights related to the eSVS MESH. Similarly, if we cease commercialization of the eSVS MESH but not the Brushed Graft Product, we believe that Medtronic is entitled to cause the reversion of the patent rights related to the eSVS MESH but not terminate our license to patent rights related to the Brushed Graft Product. We recognize, however, that the terms of our agreement with Medtronic are susceptible to differing interpretations.

Competition

The development and commercialization of medical devices to treat cardiovascular disease is a highly competitive industry. If approved, our eSVS MESH will compete with current forms of treatment, including pharmaceutical treatment, balloon angioplasty, coronary stents and conventional CABG surgery.

The key competitive factors affecting the success of our eSVS MESH are likely to be the effectiveness, safety profile and price of our eSVS MESH, as compared to existing methods for the prevention or treatment of cardiovascular disease. The commercial success of our eSVS MESH will depend upon the results of clinical trials of the technology and experience with the technology in the commercial marketplace.

If the commercialization of our eSVS MESH technology is successful, it can be expected that other medical device companies, many of whom are larger and have greater financial resources than us, will seek to enter into this market by introducing competing technologies.

Manufacturing and Suppliers

We fabricate our eSVS MESH both at our facility and at a contract manufacturer. We conduct final assembly and packaging inside a controlled environment area within our facility that satisfies the requirements of a Class 10,000 level clean room. We have implemented systems to ensure that our manufacturing operations comply with relevant United States and International Good Manufacturing Practices requirements.

We have vendors for all of our key components and outsourced processes. We have no sole source suppliers and have identified alternate suppliers for each key component and outsourced process; however, in some cases, components are provided by single source suppliers at this time due to quality considerations, costs, or regulatory requirements. We have established redundancy for custom equipment used in the manufacture of our eSVS MESH. A third-party supplier performs sterilization services for our eSVS MESH. We currently use two knitting machines that knit the mesh sleeve of our eSVS MESH, with one located at our facility and the other located off-site. We intend to order two additional knitting machines in the first half of 2010. We believe that these four machines will produce sufficient quantities of our eSVS MESH to meet our expected needs for the foreseeable future. In the event that one or all of our knitting machines were to become unavailable, we believe that we can obtain one or more replacement knitting machines, although the custom work required to enable the machines to produce our eSVS MESH would likely result in some delays in our production process.

Research and Development

During 2007, 2008 and 2009, we incurred approximately $196,000, $2.6 million and $3.0 million, respectively, of research and development expenses. Research and development costs include the costs to design, develop, test, seek approval for, and enhance our eSVS MESH and production process. Expenses related to research and development consist primarily of personnel costs, including salaries, benefits and stock-based compensation, product development, pre-clinical and clinical trials, materials and supplies, and facilities-related costs. While our research and development expenses to date have been focused on product development and evaluating the feasibility of our eSVS MESH, we expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical trials. As we develop further applications for our eSVS MESH, we intend to utilize internal resources, outside contract resources and facilities, and our Scientific Advisory Board.

Employees

As of March 1, 2010, we had ten employees. We plan to continue to expand our research and development and commercialization activities. To support this growth, we will need to expand managerial, research and development, operations and other functions. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Facilities

We lease approximately 5,000 square feet of office, laboratory, manufacturing and warehouse space at 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota. The term of our lease expires on August 31, 2010. Negotiations are underway to extend this lease and to secure additional space. Our corporate offices, research and development facilities, prototype development, manufacturing, warehousing, and shipping facilities are located at this facility.

Government Regulation

United States Medical Device Regulation

The Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA’s implementing regulations, govern medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market surveillance. Medical devices and their manufacturers are also subject to inspection by the FDA. The FDCA, supplemented by other federal and state laws, also provides civil and criminal penalties for violations of its provisions. We intend to manufacture and market a medical device that is regulated by the FDA, comparable state agencies and regulatory bodies in other countries.

Our eSVS MESH will require marketing authorization from the FDA prior to commercial distribution in the United States. The two primary types of FDA marketing authorization are premarket notification (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a device—510(k) clearance or PMA approval—is generally linked to classification of the device. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process.

The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s current good manufacturing practice requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, and include life-sustaining, life-supporting, or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a predicate device legally marketed in the United States. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and (1) the same technological characteristics, or (2) has different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or (if the device as modified is not substantially equivalent to a legally marketed predicate device) PMA approval. While the determination as to whether new authorization is needed is initially left to the manufacturer, the FDA may review this determination and evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Our coronary eSVS MESH has been designated a Class III product by the FDA and will be required to go through the PMA process. Other indications of our eSVS MESH, including peripheral and arteriovenous fistula applications, have not been classified at this time.

The FDA will require us to file a PMA application with respect to our eSVS MESH and there is no assurance that PMA approval will be granted. A PMA application requires the payment of significant User Fees, and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be safe or effective to the FDA’s satisfaction;

•	the data from our preclinical trials and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose post approval requirements such as continuing evaluation and periodic reporting on the safety, effectiveness and reliability of the device for its intended use.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.

FDA approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by the FDA (and by governing institutional review boards when appropriate) prior to implementation.

All clinical trials must be conducted in accordance with regulations and requirements collectively known as Good Clinical Practice, or GCP. GCPs include the FDA’s IDE regulations, which describe the conduct of clinical trials with medical devices, including the recordkeeping, reporting and monitoring responsibilities of sponsors and investigators, and labeling of investigation devices. They also prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. GCPs also include FDA’s regulations for institutional review board approval and for protection of human subjects (informed consent), as well as disclosure of financial interests by clinical investigators.

Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a premarket notification for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;

•	patients do not enroll in clinical trials or follow up at the rate expected;

•	institutional review boards and third-party clinical investigators may delay or reject our trial protocol or changes to our trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and effectiveness.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.

Also, the FDA may require us to conduct postmarket surveillance studies or order us to establish and maintain a system for tracking our eSVS MESH through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	warning letters or untitled letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve products;

•	withdrawal or suspension of FDA approval;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	production interruptions;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

We and our contract manufacturers, specification developers and suppliers are also required to manufacture our eSVS MESH in compliance with current Good Manufacturing Practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our eSVS MESH, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business.

Fraud and Abuse

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FDCA, federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, these laws require us to screen individuals and other companies, suppliers and vendors in order to ensure that they are not “debarred” by the federal government and therefore prohibited from doing business in the healthcare industry. The association or conduct of business with a “debarred” entity could be detrimental to our operations and result in a negative impact on our business.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting our marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

If our operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we, as well as our employees, may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations. Individual employees may need to defend such suits on behalf of us or themselves, which could lead to significant disruption in our present and future operations. We cannot assure you that we will be able to comply with the above laws and regulations.

European Medical Device Regulation

The European Union has adopted directives and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling, adverse event reporting and post-market surveillance activities for medical devices that are marketed in member states.

Compliance with voluntary harmonized standards including ISO 13845 issued by the International Organization for Standards establishes the presumption of conformity with the essential requirements for a CE Mark. The International Organization for Standardization, or ISO, is a worldwide federation of national standards bodies from some 130 countries, established in 1947. The mission of the ISO is to promote the development of standardization and related activities in the world with a view to facilitating the international exchange of goods and services. ISO certification is commonly a pre-requisite to use of the CE Mark and indicates that a quality system complies with standards applicable to activities ranging from initial product design and development through production and distribution.

Devices that comply with the requirements of a relevant directive will be entitled to bear the CE Mark and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or have adopted these directives. The method of assessing conformity varies depending on the type and class of the product, but typically involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer’s quality system and technical review of the manufacturer’s product. An assessment by a Notified Body residing within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which for our eSVS MESH will include clinical study results. The clinical data presented by us must provide evidence that the products meet the performance specifications claimed by us, provide sufficient evidence of adequate assessment of unwanted side effects and demonstrate that the benefits to the patient outweigh the risks associated with the device. We are subject to continued surveillance by the Notified Body and are required to report any serious adverse incidents to the appropriate authorities of the European Union member states.

The Medical Devices Directive, or MDD, covers the regulatory requirements of the European Union for medical devices. Compliance with the requirements of the MDD is declared by placing the CE Mark on the product and supplying the device with a declaration of conformity, in which the manufacturer certifies that its product complies with the MDD.

Products intended for sale must bear the CE mark to show compliance with the MDD. If a Notified Body is involved in the approval, the number of the Notified Body must also appear adjacent to the CE Mark.

The routes to compliance under the MDD depend on the classification of the product:

Class I devices are low risk, such as stethoscopes, hospital beds and wheelchairs. The manufacturer must produce a technical file, including product test results compared to relevant standards. In addition, manufacturers of sterile products and devices with a measuring function must apply to a Notified Body for certification of the aspects of manufacture relating to sterility or measurement.

Class IIa devices are low to medium risk, such as hearing aids, electrocardiographs and ultrasonic diagnostic equipment. As with Class I devices, the manufacturer produces a technical file, but a conformity assessment must be carried out by a Notified Body, according to one of the following routes, at the manufacturer’s option:

•	examination and testing of each product or homogenous batch of products;

•	audit of the full quality assurance system;

•	audit of the production quality assurance system; or

•	audit of final inspection and testing.

Class IIb devices are medium-high risk devices, such as surgical lasers, infusion pumps, ventilators, intensive care monitoring equipment and many implantable devices. Routes to compliance are the same as for Class IIa devices, with the addition of required examination and testing of the product by the Notified Body; however, the full quality assurance route does not require type examination and testing.

Class III devices are high risk, such as balloon catheters and prosthetic heart valves. Our eSVS MESH is classified as a Class III device. Routes to compliance are:

•	audit of the full quality assurance system and examination of a design dossier by the Notified Body. A design dossier is a submission similar to a PMA application with the FDA; or

•	examination and testing of the product, together with audit of the production quality assurance system.

We are seeking approval to apply the CE Mark to our eSVS MESH in order to market our eSVS MESH in the European Union and other countries that accept the CE Mark.

Third Party Reimbursement

The availability of insurance coverage and reimbursement for newly approved medical devices is variable. The commercial success of our eSVS MESH in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients receiving bypass grafts with our eSVS MESH. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide additional payment for our eSVS MESH. In order to position our device for coverage by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue.

In many countries including the United States, third-party payors consist of both government funded insurance programs and private insurance programs who cover a significant portion of a patient’s medical expenses. The trends toward managed healthcare in the U.S., and proposed legislation intended to reduce the cost of government insurance programs, could significantly influence the purchase of healthcare services and products, and may result in lower prices for our eSVS MESH or the exclusion of our eSVS MESH from reimbursement programs. Even before reimbursement may be obtained for our eSVS MESH in the United States, FDA approval will be required.

In the United States, CMS is the government entity responsible for oversight of the Medicare program. Medicare establishes coverage and reimbursement policies at a federal and local level for medical products and procedures, and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark.

There are established codes for CABG procedures and products that are payable for both Medicare and commercial payors. There are no assurances that our eSVS MESH technology would fall under existing policies or reimbursement codes. There are also no assurances that existing payment rates for such reimbursement codes will continue to hold at the current levels, such as if regulatory changes are implemented regarding the methodology for calculating hospital payments for current inpatient procedures. Medicare payment rates have decreased approximately 10% to 14% for those procedures using drug eluting stents. The reductions are being transitioned over a three-year period that began in fiscal year 2007. In 2007, CMS also implemented a revised payment methodology that more accurately reflects the severity of the patient’s condition.

In the United States, governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs, using, for example, price regulation or controls and competitive pricing programs. Some third-party payors require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies.

Providers have also sought ways to manage costs, such as through the use of group purchasing organizations. It is our belief that the planned economic benefits provided by our eSVS MESH to physicians and hospitals through lower revascularization costs (PCI and/or CABG) will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty whether our eSVS MESH will be viewed positively in a cost-avoidance model so as to warrant adequate coverage and reimbursement levels.

Medicare reimburses hospital inpatient stays under the Medicare Severity Diagnosis-Related Group (MS-DRG) system. The MS-DRG system assigns individual cases to an MS-DRG according to the patient’s diagnoses, the procedures performed, and the severity of a patient’s condition as identified by the presence or absence of complications and comorbidities, or CCs, or major CCs, or MCCs. MS-DRGs provide a single bundled payment which serves as reimbursement for all items and services provided to the Medicare beneficiary during a single hospitalization.

Additionally, a relative weight is calculated for each individual MS-DRG, which represents the average resources required to care for cases within a particular MS-DRG relative to the average resources required to treat cases in all MS-DRGs. Generally, MS-DRG relative weights are adjusted annually to reflect changes in medical practice in a budget neutral manner.

CMS has made no decisions with respect to MS-DRG assignment for patients who undergo CABG procedures in which our eSVS MESH would be used, and there can be no assurance that the MS-DRG to which such patients will be assigned will result in Medicare payment levels that are considered by hospitals to be adequate to further support purchase of our eSVS MESH.

Under current CMS reimbursement policies, the agency offers a process to obtain add-on payment for a new medical technology when the existing MS-DRG prospective payment rate is inadequate. To obtain add-on payment, a technology must be considered “new,” demonstrate substantial improvement above the current standard of care and exceed certain payment thresholds. Add-on payments are made for no less than two years and no more than three years. We must demonstrate the safety and effectiveness of our eSVS MESH to the FDA in addition to the CMS requirements listed above before add-on payments will be approved.

For reporting of physician services, the American Medical Association, or AMA, has developed a coding system known as Current Procedural Terminology, or CPT. CPT codes are established by the AMA and statutorily adopted by all government and commercial payors to describe and develop payment amounts for physician services. Physician services are reimbursed by Medicare based on a physician fee schedule whereby payment is based generally on the number of “relative value units” assigned by the AMA to each CPT code. No decision has been made concerning whether existing CPT codes would be appropriate for use in coding CABG procedures when our eSVS MESH is used or if separate, new CPT codes are required. We cannot assure you that codes used for submitting claims for CABG procedures using our eSVS MESH will result in incremental payment to physicians. Failure by physicians to receive what they consider to be adequate reimbursement for CABG procedures in which our eSVS MESH is used could have a material adverse effect on our business, financial condition and results of operations.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. While the majority of countries have existing reimbursement for CABG procedures and products, a number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our eSVS MESH. It is our intent to complete the requisite clinical trials and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Post-FDA approval in the United States, we intend to pursue an application for a hospital inpatient New Technology Add-On Payment. This will allow facilities to be paid an additional amount to account for the cost of our eSVS MESH device on top of the MS-DRG for the CABG procedure. Should the clinical trial results continue to prove a lowering of revascularization rates, we believe there is a reasonable chance that CMS will grant our request.

Legal Proceedings

We are not a party to any pending or threatened litigation.

Scientific Advisory Board

Our Scientific Advisory Board is currently comprised of the following five practicing cardiac surgeons and one practicing cardiologist, who provide feedback on disease states, product concepts, product requirements, and preclinical/clinical trial designs.

William Cohn, M.D.: Dr. Cohn is the Director of Minimally Invasive Surgical technology at the Texas Heart Institute. His specialties include adult cardiac surgery, minimally invasive cardiac surgery, off-pump coronary artery bypass surgery, and minimally invasive valve surgery. He has been involved with the development of numerous products, including many products for minimally invasive cardiac surgery.

Robert Emery, M.D.: Dr. Emery has been a cardiovascular and thoracic surgeon for more than 25 years and is presently a senior partner of Cardiac Surgical Associates, P.A. with practices at St. Josephs Hospital in St. Paul, Minnesota, where he is Medical Director of Cardiovascular Surgery. Dr. Emery has contributed more than 175 articles and 140 scientific abstracts to medical literature and has lectured in many parts of the United States and around the world. He is active in several professional societies, including the American College of Chest Physicians, The Society of Thoracic Surgeons, and is the past president of the International Society for Minimally Invasive Cardiac Surgery.

Richard Gray, M.D.: Dr. Gray has been a cardiologist since 1975. He is currently a Medical Director with Tyler Heart Institute at Community Hospital of Monterey Peninsula, California. His specialties include valvular heart disease, artificial heart valves, coronary artery disease, and preventive cardiology. Dr. Gray has been a cardiologist with California Pacific Medical Center in San Francisco, California, Director of Cardiovascular Services for HealthPartners Medical Group, Minneapolis, Minnesota, Chief of Cardiology for Regions Hospital, St. Paul, Minnesota, Chairman of the University of North Dakota School of Medicine Department of Medicine, Director, Surgical Cardiology, Division of Cardiology for Cedars-Sinai Medical Center, Los Angeles, California, and Medical Director, Heart Transplant Program at Cedars-Sinai Medical Center, Los Angeles, California. He has also acted as principal investigator on several cardiac research programs over his career.

Stuart Jamieson, M.D.: Dr. Jamieson is the Endowed Chair, Distinguished Professor of Surgery and Chief of the Division of Cardiothoracic Surgery for the University of California, San Diego School of Medicine. He is also Director of the California Heart and Lung Institute. He is known throughout the world for his pioneering research and innovative surgical therapy. Internationally recognized for his expertise in pulmonary thromboendarterectomy, or PTE, he has performed more of these specialized operations than all other surgeons in the world combined. He is also well known for his skill in both adult and pediatric cardiac surgery. The longest surviving heart-lung and double lung transplanted patients in the world are patients of Dr. Jamieson.

Uwe Klima, M.D.: Dr. Klima is Chief of Cardiothoracic Surgery at the American Hospital in Dubai, UAE. Prior to his current position, he was Professor of Surgery for Singapore National University Hospital’s Department of Cardiac, Thoracic and Vascular Surgery and Associate Professor of Surgery at Hanover Medical School. He started his training in cardiothoracic surgery in Austria. He completed residencies at Harvard Medical School and Vienna General Hospital. His specialties include adult cardiac surgery, general thoracic surgery, minimally invasive surgery, beating heart surgery, and peripheral vascular surgery. Dr. Klima is also the author or co-author of over 300 publications.

Theo Kofidis, MD, Ph.D, FAHA: Dr. Kofidis is the Associate Professor of Surgery for National University Hospital in Singapore. He is also Director of the Robotic Surgery Program for National University Hospital. His specialties include adult cardiac surgery, transplantation, heart failure surgery, cardiac assist devices, minimally invasive cardiac surgery, and arrhythmia surgery. He has been recipient of many professional honors, holds several patents, and has been author/co-author on nearly 100 papers and books in the field of cardiothoracic surgery.

Our Scientific Advisory Board members have each received nonqualified stock options to purchase 50,000 shares of our common stock, which generally vest 25% at grant and 25% each year over the subsequent three years on the anniversary of the grant date.

Management

The name, age and position of each of our directors and executive officers as of March 1, 2010, and the names of certain persons who have agreed to serve as directors upon the closing of the offering are as follows:

Executive Officers and Directors

Name	Age	Position

Manny Villafaña	69	Chairman of the Board and Chief Executive Officer
Michael P. Winegar	49	Chief Operating Officer, Vice President of Regulatory Affairs, and Prospective Director
Scott Kellen	44	Chief Financial Officer, Vice President of Finance, and Secretary
Arch C. Smith(1)(2)(3)	55	Prospective Director
Robert E. Munzenrider(1)(2)(3)	65	Prospective Director
Robert J. Sheehy(1)(2)(3)	52	Prospective Director

(1)	Prospective member of our compensation committee. Mr. Sheehy has agreed to serve as the chairman of the committee upon his appointment to the board.

(2)	Prospective member of our nominating and governance committee. Mr. Munzenrider has agreed to serve as the chairman of the committee upon his appointment to the board.

(3)	Prospective member of our audit committee. Mr. Munzenrider has agreed to serve as the chairman of the committee upon his appointment to the board.

Manny Villafaña is our founder, and has been our Chairman of the Board and Chief Executive Officer since our inception in 2007. Prior to founding us and since 1999, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of CABG Medical, Inc., formed to develop an artificial coronary graft for use in bypass surgery. From 1987 to 2004, Mr. Villafaña founded and served as Chairman of the Board and Chief Executive Officer of ATS Medical, Inc., which developed the latest generation of open-pivot mechanical heart valves. From 1976 to 1982, Mr. Villafaña founded and served as President and Chairman of the Board of St. Jude Medical, Inc., leading the company’s development of a novel heart valve that still dominates the mechanical valve replacement market. From 1972 to 1976, Mr. Villafaña founded and served as President and Chairman of the Board of Cardiac Pacemakers, Inc., or CPI, a cardiac rhythm management company that introduced a long life lithium iodine pacemaker that became and continues to be the standard of care in the pacemaker market. CPI was ultimately acquired by Eli Lilly and Company, which spun out CPI as Guidant Corporation. Guidant was, in turn, purchased by Boston Scientific Corporation.

Mr. Villafaña has received numerous awards and honors, including the “Living Legend of Medicine” award from the International Society of Cardio Thoracic Surgeons, the Ellis Island Medal of Honor, the Grand Prize Recipient—Mediterranean Institute of Cardiology, the Ernst & Young LLP National Master Entrepreneur of the Year, the Top 100 Hispanics in the USA, the Boys and Girls Club of America Hall of Fame, and induction into the Minnesota Business Hall of Fame. We believe that Mr. Villafaña’s nearly 40 years of experience in healthcare, his proven and respected leadership, and his deep commitment to us as our founder will be valuable in helping to guide us in the years ahead.

Michael P. Winegar joined us as Chief Operating Officer and Vice President of Regulatory Affairs in September 2007. From 2006 to September 2007, Mr. Winegar was the Vice President of Regulatory and Quality at Enpath Medical, Inc., up to and through the company’s acquisition by Greatbatch, Inc. While at Enpath, Mr. Winegar oversaw the regulatory and quality functions of various Class II and III devices and coordinated relevant functions for facility consolidations. From 2001 to 2005, Mr. Winegar was a founding employee of ev3 Inc., holding various management positions in the Regulatory Affairs, Clinical Research, and Quality Assurance departments. From 2000 to 2001, Mr. Winegar was the Vice President of Regulatory Affairs, Clinical Research, and Quality Assurance for Myocor, Inc., where he oversaw the first chronic implants of Myocor heart failure therapy technologies.

Mr. Winegar began his career with positions at Medical Incorporated, Medtronic, Inc., SciMed Life Systems Inc., and Boston Scientific Corporation. Mr. Winegar has also acted as a medical device industry consultant in the areas of regulatory affairs, quality assurance, and clinical research. Mr. Winegar has agreed to join our board of directors upon the closing of this offering. We believe that Mr. Winegar’s experience in the regulatory affairs and clinical research fields, coupled with his knowledge of our eSVS MESH technology, will bring valuable insight to our board.

Scott Kellen joined us as Chief Financial Officer, Vice President of Finance, and Secretary in February 2010. From 2007 to 2009, Mr. Kellen served as Director of Finance for Transoma Medical, Inc., including during the preparation of its proposed initial public offering, which was withdrawn in February 2008 due to deteriorated market conditions. From 2005 to 2007, Mr. Kellen served as the Corporate Controller for ev3 Inc. during the company’s initial public offering and during additional follow-on offerings. From 2003 to 2005, Mr. Kellen served as Senior Audit Manager of Deloitte & Touche, LLP (now Deloitte LLP), providing auditing and consulting services to mid-size public companies after the passage of the Sarbanes-Oxley Act. Altogether, Mr. Kellen has spent more than 12 years in the medical device industry, serving early stage and growth companies that produced Class II and III devices. Mr. Kellen began his career with Deloitte & Touche in 1987.

Arch C. Smith is currently, and has been since April 2005, a Venture Partner at Sight Line Partners, a venture capital firm focused on investments in later stage private medical device companies. From 1984 to 2003, Mr. Smith worked for Piper Jaffray, a Minneapolis-based investment bank. Mr. Smith contributed in roles of increasing responsibility and most recently as a senior healthcare analyst and Managing Director for equity research, specializing in medical technology companies. Mr. Smith initially covered large capitalization stocks in the cardiovascular device arena, but later shifted the focus of his practice to small capitalization medical technology companies where he was responsible for identifying many of the new and emerging technologies that have changed the way healthcare is delivered today. Mr. Smith served on the board of directors for CABG Medical, Inc. from 2004 to 2006. Mr. Smith serves on the board of the Minneapolis Heart Institute Foundation. Mr. Smith has agreed to join our board of directors upon the closing of this offering. We believe that, as a successful venture capitalist, Mr. Smith will bring important strategic insight to our board, as well as a wealth of experience working with the investment community.

Robert E. Munzenrider is a retired financial and operating executive. From 2000 to 2002, Mr. Munzenrider was President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc. In 1999, he served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce service provider, during part of 1999. From 1998 to 1999, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc. Mr. Munzenrider has served on the board of directors for ATS Medical, Inc. since 2003 and on the board of directors for Viad Corp since 2004. Mr. Munzenrider also served on the board of directors for Criticare Systems, Inc. from 2007 to 2008 and the board of directors for CABG Medical, Inc. from 2004 to 2006. He is also a Trustee Emeritus on the University of Montana Foundation. Mr. Munzenrider has agreed to join our board of directors upon the closing of this offering. We believe that Mr. Munzenrider’s significant leadership experience in consumer-focused industries will add valuable expertise and insight to our board.

Robert J. Sheehy is a retired health insurance industry executive. From 2007 to 2008, Mr. Sheehy served as Senior Vice President for UnitedHealth Group, Inc. From 2000 to 2007, Mr. Sheehy served as Chief Executive Officer of UnitedHealthcare, Inc., a division of UnitedHealth Group. From April 1998 to December 2000, Mr. Sheehy was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group. Mr. Sheehy has agreed to join our board of directors upon the closing of this offering. We believe that Mr. Sheehy will bring strategic insight and leadership and a wealth of experience in healthcare to our board, as well as knowledge of regulations and issues facing healthcare providers and medical device companies.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors and prospective directors has with us, either directly or indirectly. Based on this review, our board has determined that the following prospective directors will be “independent directors” as defined by Rule 5605(a)(2) of the Marketplace

Rules of The NASDAQ Stock Market, or NASDAQ, at the time they become directors upon the closing of the offering: Messrs. Smith, Munzenrider, and Sheehy.

Committees of the Board of Directors

Our board of directors has provided for the establishment of an audit committee, a compensation committee and a nominating and governance committee effective upon the closing of this offering. The composition and function of each of these committees is described below.

Audit Committee

Our audit committee will be comprised of Mr. Munzenrider (chairman), Mr. Smith and Mr. Sheehy. Our board of directors has determined that Mr. Munzenrider is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission. Our audit committee will be authorized to:

•	approve and retain the independent registered public accounting firm to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services; and

•	establish procedures for complaints received by us regarding accounting matters; oversee internal audit functions, if any.

We believe that the composition of our audit committee will meet the independence requirements of the applicable rules of the Securities and Exchange Commission and NASDAQ upon completion of this offering.

Compensation Committee

Upon the closing of the offering, our compensation committee will be comprised of Mr. Sheehy (chairman), Mr. Munzenrider and Mr. Smith. All members of the compensation committee will qualify as independent under the current definition promulgated by NASDAQ. Our compensation committee will be authorized to:

•	review and recommend the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans; and

•	oversee the evaluation of the board of directors and management.

Nominating and Governance Committee

Upon the closing of the offering, our nominating and governance committee will be comprised of Mr. Munzenrider (chairman), Mr. Smith and Mr. Sheehy. All members of the nominating and governance committee will qualify as independent directors under the current definition promulgated by NASDAQ. Our nominating and governance committee will be authorized to:

•	identify and nominate candidates for election to the board of directors; and

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company.

Compensation Committee Interlocks and Insider Participation

No prospective member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.kipsbaymedical.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our certificate of incorporation and amended and restated bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into agreements to indemnify our directors and officers and intend to enter into these agreements in the future. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended, is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Director Compensation

Until the closing of this offering, Manny Villafaña will be our sole director and the chairman of our board of directors. Mr. Villafaña is not compensated for his services as a director. Messrs. Smith, Munzenrider, Sheehy and Winegar have agreed to join our board of directors immediately following this offering.

Upon the closing of the offering, Messrs. Smith, Munzenrider, and Sheehy, as our non-employee directors, will each be paid:

•	an annual retainer of $18,000;

•	a meeting attendance fee of $1,250 per meeting;

•	a committee meeting attendance fee of $1,500 and $1,000 per meeting for chairs and members, respectively; and

•	stipends of $3,000 and $5,000 for the chairmen of the compensation and audit committees, respectively.

Upon joining the board, each non-employee director will receive 30,000 shares of common stock, which will vest in four annual increments, beginning with the one-year anniversary of the director’s appointment to the board. At this time, we do not have a policy regarding annual grants of common stock to our non-employee directors.

Executive Compensation

In light of our limited operating history, small management team, and single-member board structure, we have elected not to provide a compensation discussion and analysis in this prospectus as allowed under the smaller reporting company disclosure rules of the SEC applicable to us.

Overview

In this section, we describe our compensation programs and policies and the material elements of compensation for the year ended December 31, 2009 for our Chairman and Chief Executive Officer, who also served as our Chief Financial Officer in fiscal year 2009, and our Chief Operating Officer and Vice President of Regulatory Affairs. We refer to these persons as our “named executive officers” elsewhere in this prospectus. We did not have any other executive officers in fiscal year 2009, and, except for Scott Kellen, who joined us as our Chief Financial Officer, Vice President of Finance, and Secretary in February 2010, we have not hired any additional executive officers to date.

Decisions on the components of our compensation programs are, until the closing of this offering, the responsibility of our Chief Executive Officer and Chairman. Upon the closing of this offering, our compensation committee will be responsible for reviewing and evaluating these components, including employee base salaries and benefit plans. The compensation committee will provide advice and recommendations to the board of directors on such matters. See “Committees of the Board of Directors—Compensation Committee” for further details on the role of the compensation committee.

Employment Agreements

Manny Villafaña

We entered into an employment agreement with Mr. Villafaña on July 19, 2007. This agreement provided for an initial base salary of $275,000, which was increased to $304,500 in 2009. Mr. Villafaña may be awarded discretionary bonuses as determined by our board of directors and is entitled to participate in any employee benefit plans we sponsor.

Pursuant to the employment agreement, if we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the employment agreement, which expires on July 1, 2012. For benefits payable upon a change in control, see “Severance Benefits and Change in Control Arrangements.”

The employment agreement also contains provisions relating to confidential information, requiring Mr. Villafaña to refrain from disclosing any of our proprietary information, and to assignment of inventions, obligating Mr. Villafaña to assign to us any inventions which directly concern our eSVS MESH or future products, research, or development, or which result from work he performs for us or using our facilities. Further, Mr. Villafaña’s employment agreement contains certain provisions concerning his post-employment activities. Pursuant to the agreement, he has agreed not to compete with us for a period of two years after the termination of his employment, provided that we make a monthly payment to Mr. Villafaña equal to his base salary rate at the time of termination, adjusted based upon changes in the consumer price index, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Such two-year non-competition period will automatically be extended by one year increments, up to a total of five years, unless terminated by us, provided we continue making the monthly payments set forth above. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan for the term of the non-competition provision, provided he continues to pay the employee portion of the premium. Following the termination of his employment with us, Mr. Villafaña has also agreed to consult on non-confidential matters at the request of our board of directors.

Michael P. Winegar and Scott Kellen

We entered into employment agreements with Mr. Winegar on September 1, 2007 and Mr. Kellen on February 8,

2010. Mr. Winegar’s employment agreement provided for an initial base salary of $175,000, which was increased to $210,000 in 2009. Mr. Kellen’s employment agreement provided for an annual base salary of $185,000. As explained further in “Overview” above, these compensation amounts were determined by our Chief Executive Officer and Chairman.

Mr. Winegar and Mr. Kellen are both at-will employees. Therefore, their employment agreements do not have defined terms, and may be terminated by the executive or by us for any reason or no reason with ten days prior notice.

Although we may, in our discretion, provide Mr. Winegar or Mr. Kellen with severance benefits upon termination of his employment, neither executive is entitled to severance benefits. For benefits payable upon a change in control, see “Severance Benefits and Change in Control Arrangements.”

Pursuant to non-competition and non-solicitation provisions of their employment agreements, both Mr. Winegar and Mr. Kellen have agreed not to compete with us for a period of one year following termination of their employment. The employment agreements also contain provisions relating to confidential information and assignment of inventions, which require Mr. Winegar and Mr. Kellen to refrain from disclosing any of our proprietary information and to assign to us any inventions which directly concern our eSVS MESH or future products, research, or development, or which result from work they perform for us or using our facilities.

Base Salary

Base salaries for our named executive officers are established based on the executive’s level of responsibility and years of experience, taking into account competitive trends. Base salaries of all employees, including executive officers, are reviewed annually and may be increased for merit reasons or due to overall company performance.

Equity Awards

Equity awards to our named executive officers generally consist of incentive stock options. For a description of the terms and conditions of our stock option plan, see “Employee Benefit Plans—2007 Long-Term Incentive Plan.”

Upon commencement of his employment with us, Mr. Winegar received an incentive stock option to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. One-quarter of the total number of shares subject to the option vested on each of September 1, 2008 and 2009, and an additional one-quarter of the total number of shares will vest on each of September 1, 2010 and 2011. In June 2008, January 2009, September 2009, and January 2010, Mr. Winegar received additional incentive stock options to purchase 10,000, 30,000, 10,000, and 25,000 shares, respectively, of our common stock at exercise prices per share of $5.83, $5.83, $6.00, and $7.00, respectively. Each of these option grants vests, in the aggregate, as to one-fourth of the shares on the first anniversary of the grant date and annually thereafter until the fourth anniversary of the grant date.

There were no options exercised by any of our named executive officers during 2009.

Non-Equity Incentive Compensation

We did not award any non-equity incentive compensation to any of our named executive officers in 2009.

Retirement Plan and Other Benefits

We offer a SIMPLE IRA plan and health, disability, and life insurance to our full-time employees, including our named executive officers. For a description of the terms and conditions of our SIMPLE IRA plan, see “Employee Benefit Plans—Retirement Plan and Other Benefits.”

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Perquisites and Other Personal Benefits

We provide Mr. Winegar with a car allowance of $500 per month.

Severance Benefits and Change in Control Arrangements

We have agreed to provide the severance benefits and change in control arrangements described below to our named executive officers.

Manny Villafaña

Pursuant to his employment agreement, if we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the agreement. The agreement will expire on July 1, 2012.

Pursuant to the agreement, Mr. Villafaña has agreed not to compete with us for a period of two years after the termination of his employment, subject to extension by us for three additional years, provided that we make a monthly payment to Mr. Villafaña equal to his base salary rate at the time of termination, adjusted based upon changes in the consumer price index, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan, provided he continues to pay the employee portion of the premium. Such benefits will continue until the expiration of the non-competition provision, which, as discussed in “Employment Agreements” above, will be a period of not less than two years and not more than five years.

We also entered into a change in control agreement with Mr. Villafaña on September 12, 2008. Under the terms of this agreement, if, within 24 months of a change in control, Mr. Villafaña’s employment is terminated by us other than for cause, or if he resigns for good reason, Mr. Villafaña will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to three years of his base salary. The change in control agreement will expire on September 12, 2011, but will be automatically extended by one-year increments thereafter unless either party provides written notice to the other of the intent not to extend the agreement.

Michael P. Winegar and Scott Kellen

Under the terms of their employment agreements, neither Mr. Winegar nor Mr. Kellen is entitled to any severance benefits upon termination of employment. However, we may, in our sole discretion, provide them with severance benefits.

We entered into change in control agreements with Mr. Winegar, effective September 12, 2008, and Mr. Kellen, effective February 8, 2010. Under the terms of these agreements, if, within 24 months of a change in control, either executive is terminated by us for a reason other than cause or resigns for good reason, he will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to two years of his base salary. The change in control agreements expire three years from their effective dates, but will be automatically extended by one-year increments unless either party provides written notice to the other of the intent not to extend the agreement.

Summary Compensation Table for 2009

The following table provides information regarding the compensation earned during the year ended December 31, 2009 by our Chairman and Chief Executive Officer, who also served as our Chief Financial Officer in fiscal year 2009, and our Chief Operating Officer and Vice President of Regulatory Affairs. We refer to these persons as our “named executive officers” elsewhere in this prospectus. We did not have any other executive officers in 2009, and, except for Scott Kellen, who joined us as our Chief Financial Officer, Vice President of Finance, and Secretary in February 2010, we have not hired any additional executive officers to date.

			Option	All Other
		Salary	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)

Manny Villafaña	2009	$304,500	$—	$8,901	$313,401
Chairman and Chief Executive Officer(3)
Michael Winegar	2009	210,000	114,131	12,128	336,259
Chief Operating Officer and Vice President of Regulatory Affairs

(1)	The value of each of the option awards was computed in accordance with FASB ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. See the table entitled “Outstanding Equity Awards at Fiscal Year End” and our discussion of stock-based compensation under “Equity Awards.” Each stock option is an incentive stock option with a ten-year term, and vests, in the aggregate, as to one-fourth of the shares on the first anniversary of the grant date and annually thereafter until the fourth anniversary of the grant date.

(2)	Represents our match of Mr. Villafaña’s and Mr. Winegar’s 2009 contributions to their SIMPLE IRA accounts. See our discussion of our SIMPLE IRA plan under “Employee Benefit Plans—Retirement Plan and Other Benefits. The amount provided for Mr. Winegar also represents the $6,000 car allowance discussed under “Perquisites and Other Benefits.”

(3)	In addition to his roles as Chairman and Chief Executive Officer, Mr. Villafaña also served as Chief Financial Officer in fiscal year 2009.

Outstanding Equity Awards at December 31, 2009

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers as of December 31, 2009. Since our inception, Mr. Winegar is the only named executive officer who has been granted an option award. Each award was granted pursuant to our 2007 Long-Term Incentive Plan.

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options	Options	Exercise	Expiration
Name	Grant Date	Exercisable	Unexercisable	Price	Date

Michael Winegar	9/1/2007	25,000 (1)	25,000 (1)	$1.00	9/1/2017
	6/1/2008	2,500 (2)	7,500 (2)	5.83	6/1/2018
	1/1/2009	7,500 (3)	22,500 (3)	5.83	1/1/2019
	9/4/2009	—	10,000 (4)	6.00	9/4/2019

(1)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 50,000 shares of our common stock. This option vests in four annual installments beginning on September 1, 2008.

(2)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 10,000 shares of our common stock. This option vests in four annual installments beginning on June 1, 2009.

(3)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 30,000 shares of our common stock. This option vests in four annual installments beginning on January 1, 2010.

(4)	Represents shares granted pursuant to an incentive stock option agreement for an aggregate of 10,000 shares. This option vests in four annual installments beginning on September 4, 2010.

Employee Benefit Plans

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the 2007 Plan, was adopted by our board of directors and approved by our stockholders on July 27, 2007. The 2007 Plan will expire in July 2017, unless sooner terminated by our board of directors.

Stock Awards

Under the 2007 Plan, we may grant incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and other performance awards to our officers, directors, employees, consultants, and advisors.

Administration

The 2007 Plan is administered by our board of directors and our compensation committee, collectively referred to as the plan administrator, which has the authority to grant awards, determine award recipients, dates of grant, the numbers and types of stock awards to be granted and to set the terms of these awards, including the exercise price, vesting periods and the period of exercisability.

Share Reserve

As of December 31, 2009, there were 1,999,000 shares of our common stock reserved, but only 1,401,000 shares of our common stock available for issuance under the 2007 Plan. As of December 31, 2009, there were outstanding options to purchase 598,000 shares of our common stock under the 2007 Plan. Options for an additional 185,000 shares of our common stock were granted in 2010 and were outstanding as of March 1, 2010. Accordingly, as of March 1, 2010, there were outstanding options to purchase an aggregate of 783,000 shares of our common stock under the 2007 Plan and 1,216,000 shares of our common stock available for future grant. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Plan is equal to 2,000,000 shares.

If a stock award granted under the 2007 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under our 2007 Plan. In addition, the following types of shares under the 2007 Plan may become available for the grant of new stock awards under the 2007 Plan: (a) shares that are forfeited prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net share settlement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2007 Plan may be previously unissued shares or reacquired shares bought on the open market.

Stock Options

Incentive and nonqualified stock options are granted pursuant to incentive and nonqualified stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Plan, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2007 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under our 2007 Plan. Incentive stock options may be granted for terms up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Stock options generally are not transferable except by will, or the laws of descent and distribution unless, in the case of nonqualified stock options, permitted by the plan administrator.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, personal check or certified check or (b) the tender of common stock previously owned by the optionholder.

Limitations on Incentive Stock Options

No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock agreements adopted by the plan administrator. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a risk of forfeiture in our favor in accordance with a vesting schedule to be determined by the plan administrator. No restricted stock award may be transferred, other than by will or the laws of descent and distribution, prior to the date any risks of forfeiture described in the restricted stock agreement have lapsed.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which, unless otherwise determined by the plan administrator, cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards

The 2007 Plan permits the grant of performance unit awards that shall consist of monetary awards that may be earned if the company or award recipient achieves certain performance objectives established by the plan administrator over a specified performance periods and performance share awards shat consist of shares of our common stock that may be earned or become vested in whole or in part if the Company or award recipient achieves certain performance objectives established by the plan administrator over a specified performance period.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments may be made to (a) the number of shares reserved under the 2007 Plan and (b) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Effect on Stock Awards of Certain Corporate Transactions

In the event of the acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture, liquidation, recapitalization, stock split, stock dividend or otherwise, certain significant corporate transactions, our board of directors has the discretion to:

•	accelerate the vesting of a stock or performance award;

•	arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction;

•	provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the award holder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award; or

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company.

Retirement Plan and Other Benefits

We sponsor a SIMPLE IRA retirement plan, which covers substantially all qualified full-time employees. This plan provides that each employee may elect to contribute to an individual retirement plan through salary reduction contributions. We currently match each employee’s contribution to the plan up to 3% of the employee’s base annual wage. We also offer health, disability, and life insurance to our full-time employees.

Certain Relationships and Related Party Transactions

The following is a summary of transactions since our inception to which we have been a party in which the amount involved exceeded $25,960, which is equal to 1% of the average of our total assets at December 31, 2008 and 2009, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Equity Issuances to Directors, Executive Officers and 5% Stockholders

The following table shows all issuances of common stock during the past two fiscal years to each of our directors, executive officers and holders of more than 5% of our capital stock.

			Aggregate
	Date of	Number of	Purchase
	Issuance	Shares	Price

Directors and Executive Officers
Manny Villafaña	7/18/2007	5,400,000	$90,000
Michael Winegar	7/18/2007	300,000	5,000
5% Stockholders
Kips Bay Investments, LLC	5/21/2008	60,000	350,000
	7/21/2008	60,000	350,000
	9/3/2008	60,000	350,000
	10/15/2008	60,000	350,000
	12/1/2008	60,000	350,000
	1/12/2009	60,000	350,000
	3/2/2009	4,800,000	3,000,000
	3/2/2009	347,389	217,188
	3/5/2009	60,000	350,000
	4/17/2009	60,000	350,000
	6/18/2009	120,000	700,000
	6/30/2009	41,667	250,000
	2/16/2010	600,000	3,500,000
	2/16/2010	400,000	250,000

Agreements with Directors and Executive Officers

Please see “Executive Compensation” for information regarding the employment agreements with, and compensation of, our executive officers.

We have entered into indemnification agreements with our directors and executive officers. See “Management—Limitation of Directors’ and Officers’ Liability and Indemnification.”

Agreements with 5% Stockholders

Investment Agreement with Kips Bay Investments, LLC

On July 19, 2007, we executed an Investment Agreement and two secured convertible notes, each subject to a Loan and Security Agreement securing the repayment of such notes with all of our assets, with Kips Bay Investments, LLC, or KBI. Pursuant to the Investment Agreement, which was executed prior to KBI becoming a 5% or more beneficial holder of our common stock, KBI agreed to sell us all right and title to certain intellectual property assets for $100,000 in the form of a first secured convertible note, and to loan us $2.9 million in exchange for a second secured convertible note, or collectively the Notes. The Notes accrued interest at a rate of nine percent per annum, and were convertible into an aggregate of 4,800,000 shares of our common stock for repayment of principal, representing a conversion price of $0.625 per share, and conversion of accrued interest also at $0.625 per share. The Investment Agreement also granted KBI two separate stock purchase options, each for the right to purchase up to 600,000 shares of common stock for $3.5 million when we achieved defined milestones. The Investment Agreement also provides certain registration rights to KBI. See “Description of Capital Stock—Registration Rights.”

In April 2008, we achieved our first defined milestone and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing 600,000 shares of our common stock for a purchase price of $3.5 million. On February 25, 2009, KBI elected to convert the entire amount of principal and $217,188 of the $467,188 in accrued interest on the Notes into 5,147,389 shares of our common stock which conversion occurred in March 2009. The remaining accrued interest of $250,000 was paid in cash concurrent with KBI’s conversion election. In February 2010, KBI exercised its second stock purchase option under the Investment Agreement, the second milestone having previously been achieved by us, purchasing 600,000 shares of our common stock for a purchase price of $3.5 million. At that time we also agreed to convert the $250,000 of interest on the Notes previously paid in cash to common stock, and pursuant to this conversion, KBI repaid the $250,000 to us and we issued 400,000 shares of our common stock to KBI. The exercise of stock purchase options were made pursuant to a Stock Purchase Agreement between KBI and us, whereby each party agreed to indemnify the other for any breach of the agreement or violation of securities law, and whereby KBI made certain standard investment representations and warranties.

In connection with the execution of the Notes, we entered into a Loan and Security Agreement with KBI, whereby we granted a security interest in all of our existing and to-be-acquired property and proceeds therefrom, including all intellectual property assets transferred by KBI to us pursuant to the first secured convertible note. The Loan and Security Agreement terminated upon conversion of the Notes.

Due to the conversion of the Notes, exercise of the stock purchase options, and other purchases of our common stock, as of March 1, 2010, KBI beneficially owns 49.9% of our common stock.

Private Placements of Our Common Stock

In March 2009, we commenced a private offering of a minimum of 500,000 shares of our common stock and up to a maximum of 1,666,667 shares of our common stock to certain accredited investors at an offering price of $6.00 per share. We sold an aggregate of 516,241 shares of common stock in the private offering, which was completed in August 2009. KBI purchased 41,667 shares of our common stock in this private offering.

Promoters and Certain Control Persons

We were incorporated in the State of Delaware in May 2007 and 5,400,000 shares of common stock were issued to Manny Villafaña on July 17, 2007 for consideration of $90,000.

Mr. Villafaña may be deemed a promoter as defined in Rule 405 under the Securities Act of 1933, as amended.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2010 and as adjusted to reflect the sale of the common stock in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 13,581,791 shares of common stock outstanding as of March 1, 2010, and the issuance of           shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriter’s option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before April 30, 2010, which is 60 days after March 1, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Kips Bay Medical, Inc., 3405 Annapolis Lane North, Suite 200, Minneapolis, Minnesota 55447.

	Beneficial Ownership
		Options	Percentage of Shares
	Number of Shares	Exercisable	Beneficially Owned
	Held Before the	within 60	Before this	After this
Beneficial Owner	Offering	Days	Offering	Offering

5% Stockholders
Kips Bay Investments, LLC(1)	6,789,056	—	49.9%
7803 Glenroy Road, Suite 300 Bloomington, Minnesota 55438
Directors and Named Executive Officers
Manny Villafaña	5,400,000	—	39.7
Michael Winegar	300,000	35,000	2.5
All directors and executive officers as a group (3 persons)	5,700,000	35,000	42.2

(1)	Voting and dispositive authority for the shares held of record by Kips Bay Investments, LLC are held by Nasser Kazeminy, members of his family, and certain trusts for the benefit of his children and grandchildren.

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated stock, par value $0.01 per share.

The following summarizes important provisions of our common stock and describes certain material provisions of our certificate of incorporation and amended and restated bylaws. This summary is qualified by our certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Outstanding Shares

As of March 1, 2010, there were 13,581,791 shares of common stock outstanding held of record by 64 stockholders. All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. After giving effect to the sale of common stock offered in this offering, there will be           shares of common stock outstanding.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared out of legally available funds at the times and the amounts as our board of directors may from time to time determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

No Preemptive or Similar Rights

The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Undesignated Stock

Our board of directors has the authority, without first obtaining approval of our stockholders, to establish from the undesignated shares, one or more series of preferred stock and to fix the powers, preferences, rights and limitations of such class or series, including dividend rights, voting rights, and the right to receive liquidation distributions.

Options

As of March 1, 2010, we had outstanding options to purchase an aggregate of 783,000 shares of our common stock at a weighted average exercise price of $4.01 per share under our 2007 Long-Term Incentive Plan. All outstanding options provide for adjustments in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in our corporate structure. As of March 1, 2010, 1,216,000 additional shares are reserved and available for issuance under our 2007 Long-Term Incentive Plan.

Registration Rights

The Investment Agreement, dated July 19, 2007, between KBI and us provides that we will file a registration statement under the Securities Act of 1933, as amended, covering the re-sale of 1,000,000 or more shares of our common stock within 90 days of a request by KBI. We are not obligated to take any registration-related actions during the following periods:

•	prior to the date that is six months following the effective date of our first registered public offering pursuant to a firm commitment underwritten offering;

•	during the period starting with the date that is 90 days prior to our good faith estimated date of filing of, and ending on the date three months immediately following the effective date of, any registration statement pertaining to our securities, provided certain conditions are met;

•	after we have effected two registrations of our securities for KBI, excluding registrations effected on Form S-3 or any successor form, and such registrations have been declared effective; and

•	if we furnish to KBI a certificate stating that in the good faith judgment of the board of directors that it would be seriously detrimental to us or our stockholders for a registration statement to be filed in the near future, which certificate may only be used once in any 12-month period, and which certificate may only defer our registration obligation for a maximum of 120 days.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and amended and restated bylaws:

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the Chairman of the Board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions requires approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public

Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Stock Exchange

We intend to apply for the listing of our common stock on the NASDAQ Global Market under the symbol “KIPS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Shares Eligible For Future Sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of          , 2010, upon completion of this offering,          shares of common stock will be outstanding, assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of options prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining           shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	approximately restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144;

•	approximately restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•	approximately restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, of the 783,000 shares of common stock issuable upon exercise of options outstanding as of March 1, 2010, approximately           shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, holders of           of our restricted shares have entered into lock-up agreements as described below under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein or waivers by the underwriters.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract, such as the shares issued under our 2007 Long-Term Incentive Plan, may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. However, all of the Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and the holders of substantially all of our outstanding common stock and stock options, have agreed with the underwriters that for a period of 180 days, subject to a possible extension under certain circumstances, following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, without the prior written consent of Jefferies & Company, Inc. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws.

Registration Rights

KBI received certain registration rights in connection with the execution of the Investment Agreement dated July 19, 2007. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 2007 Long-Term Incentive Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 and the 180-day lock-up arrangement described above, if applicable.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about          , 2010, between us and Jefferies & Company, Inc., as underwriter, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, the entire number of shares of common stock offered by this prospectus.

The underwriting agreement provides that the obligations of Jefferies & Company, Inc. are subject to certain conditions precedent such as the receipt by Jefferies & Company, Inc. of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that Jefferies & Company, Inc. will purchase all of the shares if any of them are purchased. We have agreed to indemnify Jefferies & Company, Inc. and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Jefferies & Company, Inc. may be required to make in respect of those liabilities.

Jefferies & Company, Inc. has advised us that it currently intends to make a market in the common stock. However, Jefferies & Company, Inc. is not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common stock.

Jefferies & Company, Inc. is offering the common stock subject to its acceptance of the shares from us and subject to prior sale. Jefferies & Company, Inc. reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, Jefferies & Company, Inc. has advised us that it does not expect sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commission and Expenses

Jefferies & Company, Inc. has advised us that it proposes to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share of common stock. Jefferies & Company, Inc. may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by Jefferies & Company, Inc. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay Jefferies & Company, Inc. and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of Jefferies & Company, Inc.’s option to purchase additional shares.

	Per Share		Total
	Without	With	Without	With
	Option to Purchase	Option to Purchase	Option to Purchase	Option to Purchase
	Additional Shares	Additional Shares	Additional Shares	Additional Shares

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $      .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and Jefferies & Company, Inc. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and Jefferies & Company, Inc. believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the trading symbol “KIPS.”

Option to Purchase Additional Shares

We have granted to Jefferies & Company, Inc. an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. This option may be exercised only if Jefferies & Company, Inc. sells more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the underwriter.

This restriction terminates after the close of trading of the common shares on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between Jefferies & Company, Inc. and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional common shares in this offering. The underwriter may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by Jefferies & Company, Inc. or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Jefferies & Company, Inc. may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by Jefferies & Company on the same basis as other allocations. Other than the prospectus in electronic format, the information on Jefferies & Company, Inc.’s web site and any information contained in any other web site maintained by Jefferies & Company, Inc. is not part of this prospectus, has not been approved and/or endorsed by us or Jefferies & Company, Inc. and should not be relied upon by investors.

Affiliations

Jefferies & Company, Inc. or its affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. Jefferies & Company, Inc. and its affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities

Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Règlement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Sweden

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act [lagen (1991:980) om handel med finasiella instrument] nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

Material United States Federal Tax Considerations
for Non-U.S. Holders of Common Stock

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any state;

•	a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary does not represent a description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a non-U.S. holder must certify its entitlement to treaty benefits by providing a properly completed Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the Internal Revenue Service by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax generally equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real property comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax if the holder claims exemption from withholding by providing a properly completed Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included for U.S. estate tax purposes in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payer, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payer does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Legal Matters

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota. The underwriters have been represented in connection with this offering by Cooley Godward Kronish LLP, Palo Alto, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2008 and 2009, and for the period from May 1, 2007 (date of inception) to December 31, 2007, the years ended December 31, 2008 and 2009, and for the period from May 1, 2007 (date of inception) to December 31, 2009, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.kipsbaymedical.com as soon as reasonably practicable after filing such documents with the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (763) 235-3540 or by mail at Kips Bay Medical, Inc., 3405 Annapolis Lane North, Suite 200, Minneapolis, MN 55447. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Kips Bay Medical, Inc.

We have audited the accompanying balance sheets of Kips Bay Medical, Inc. (a development stage company) as of December 31, 2008 and 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009, and for the period from May 1, 2007 (inception) to December 31, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kips Bay Medical, Inc. at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 and for the period from May 1, 2007 (inception) to December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the financial statements, effective January 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 815-40 and changed its method of accounting for certain instruments indexed to the Company’s own stock.

/s/  Ernst & Young, LLP

Minneapolis, Minnesota
April 8, 2010

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Operations

	Period from			Period from
	May 1, 2007			May 1, 2007
	(Date of			(Date of
	Inception) to			Inception) to
	December 31,	Year Ended December 31,		December 31,
	2007	2008	2009	2009

Operating expenses:
Research and development	$196	$2,635	$3,004	$5,835
Selling, general and administrative	381	754	779	1,914

Operating loss	(577)	(3,389)	(3,783)	(7,749)
Interest income	65	52	17	134
Interest expense	(164)	(390)	(181)	(735)
Impairment of available for sale securities	—	(85)	—	(85)
Change in fair value of investor stock purchase option	—	—	610	610

Net loss	$(676)	$(3,812)	$(3,337)	$(7,825)

Basic and diluted net loss per share	$(0.16)	$(0.62)	$(0.30)

Weighted average shares outstanding—basic and diluted	4,106,557	6,100,767	11,069,342

(In thousands, except share and per share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Balance Sheets

	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$943	$2,469
Short-term investments	181	948
Prepaid expenses and other current assets	89	37

Total current assets	1,213	3,454
Property and equipment, net	239	286

Total assets	$1,452	$3,740

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23	$84
Accrued liabilities	159	184
Accrued interest payable	424	—
Investor stock purchase option liability	—	960

Total current liabilities	606	1,228
Long-term debt, net	2,862	—
Commitments and contingencies (note 5)
Stockholders’ equity:
Undesignated stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2008 and 2009, respectively	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 6,300,000 and 12,398,919 issued and outstanding as of December 31, 2008 and 2009, respectively	63	124
Additional paid-in capital	2,409	11,556
Accumulated other comprehensive income	—	33
Deficit accumulated during development stage	(4,488)	(9,201)

Total stockholders’ equity (deficit)	(2,016)	2,512

Total liabilities and stockholders’ equity	$1,452	$3,740

(In thousands except share and per share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Stockholders’ Equity (Deficit)
Period from May 1, 2007 (Date of Inception) to December 31, 2009, and for the Years Ended December 31, 2007, 2008 and 2009

				Deficit
				Accumulated	Accumulated
			Additional	During the	Other	Total
	Common Stock		Paid-In	Development	Comprehensive	Stockholders’
	Shares	Amount	Capital	Stage	Income	Equity

Balance at May 1, 2007 (date of inception)	—	$—	$—	$—	$—	$—
Comprehensive loss
Net loss	—	—	—	(676)	—	(676)
Unrealized loss on investments, net	—	—	—	—	(13)	(13)

Comprehensive loss						(689)
Common stock issued to founders at incorporation, $0.167 per share	6,000,000	60	40	—	—	100
Issued stock purchase options in conjunction with issuance of secured convertible notes			194			194
Effect of beneficial conversion feature on secured convertible notes			74			74
Stock-based compensation expense	—	—	16	—	—	16

Balance at December 31, 2007	6,000,000	60	324	(676)	(13)	(305)
Comprehensive loss
Net loss	—	—	—	(3,812)	—	(3,812)
Unrealized gain on investments, net	—	—	—	—	13	13

Comprehensive loss						(3,799)
Common stock issued at $5.83 per share	300,000	3	1,747	—	—	1,750
Stock-based compensation expense	—	—	338	—	—	338

Balance at December 31, 2008	6,300,000	63	2,409	(4,488)	—	(2,016)
Comprehensive loss
Net loss	—	—	—	(3,337)	—	(3,337)
Unrealized gain on investments, net	—	—	—	—	33	33

Comprehensive loss						(3,304)
Cumulative effect adjustment for adoption of FASB ASC 815-40			(194)	(1,376)		(1,570)
Common stock issued at $5.83 per share	300,000	3	1,747	—	—	1,750
Common stock issued upon conversion of note payable, conversion price of $0.625	4,800,000	48	2,952	—	—	3,000
Common stock issued upon conversion of accumulated interest on note payable, conversion price of $0.625	347,389	4	213	—	—	217
Common stock issued, $1.00 per share, employee exercise of incentive stock option	1,000	—	1	—	—	1
Common stock issued, $6.00 per share, under private placement offering (net of issuance costs of $29)	516,241	5	3,063	—	—	3,068
Common stock issued, $7.00 per share, under private placement offering (net of issuance costs of $11)	134,289	1	928	—	—	929
Stock-based compensation expense	—	—	437	—	—	437

Balance at December 31, 2009	12,398,919	$124	$11,556	$(9,201)	$33	$2,512

(In thousands except share amounts)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Statements of Cash Flows

	Period from			Period from
	May 1, 2007			May 1, 2007
	(Date of			(Date of
	Inception)			Inception)
	to December 31,	Year Ended December 31,		to December 31,
	2007	2008	2009	2009

Cash flows from operating activities:
Net loss	$(676)	$(3,812)	$(3,337)	$(7,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	9	49	60	118
Stock-based compensation	16	338	437	791
Amortization of discount on secured convertible notes	38	92	138	268
Impairment of available for sale securities	—	85	—	85
Change in fair value of investor stock purchase option	—	—	(610)	(610)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(65)	(24)	52	(37)
Accounts payable	17	7	60	84
Accrued liabilities	30	129	25	184
Accrued interest payable	126	298	(207)	217

Net cash used in operating activities	(505)	(2,838)	(3,382)	(6,725)
Cash flows from investing activities:
Net change in short-term investments	(548)	282	(734)	(1,000)
Purchase of property and equipment	(212)	(86)	(106)	(404)

Net cash provided by (used in) investing activities	(760)	196	(840)	(1,404)
Cash flows from financing activities:
Proceeds from sale of common stock	100	—	—	100
Proceeds from issuances of notes payable	3,000	—	—	3,000
Proceeds from exercise of investor option to purchase common stock	—	1,750	1,750	3,500
Proceeds from sale of common stock under private placement offerings, net of issuance costs	—	—	3,997	3,997
Proceeds from exercise of employee stock options	—	—	1	1

Net cash provided by financing activities	3,100	1,750	5,748	10,598
Net increase (decrease) in cash and cash equivalents	1,835	(892)	1,526	2,469
Cash and cash equivalents at beginning of period	—	1,835	943	—

Cash and cash equivalents at end of period	$1,835	$943	$2,469	$2,469

Supplemental disclosures:
Interest paid in cash	$—	$—	$250	$250

Supplemental non-cash disclosures:
Conversion of note payable into common stock	$—	$—	$3,000	$3,000

Accrued interest paid by conversion into common stock	$—	$—	$217	$217

(In thousands)

See accompanying notes to financial statements.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements

1.	Organization and Business

Kips Bay Medical, Inc. was incorporated in the state of Delaware on May 1, 2007. We are a medical device company focused on developing, manufacturing and commercializing our innovative external saphenous vein support technology, or eSVS MESH, for use in coronary artery bypass grafting, or CABG, surgery. Our eSVS MESH is a nitinol mesh sleeve that, when placed over a saphenous vein graft during CABG surgery, is designed to improve the structural characteristics and long-term performance of the vein graft. In CABG procedures, surgeons harvest blood vessels, including the internal mammary artery from the chest and the saphenous vein from the leg, and attach the harvested vessels to bypass, or provide blood flow around, blocked coronary arteries.

Our activities since inception have consisted principally of acquiring product and technology rights, raising capital, performing research and development and conducting preclinical and clinical trials. Accordingly, we are considered to be in the development stage as of December 31, 2009, as defined by the Financial Accounting Standard Board, or FASB, Accounting Standard Codification, or ASC, 915. At December 31, 2009, we had an accumulated deficit of $9.2 million and we expect to incur losses for the foreseeable future. To date, we have been funded by private equity and debt financings. Although we believe that we will be able to successfully fund our operations, there can be no assurance that we will be able to do so or that we will ever operate profitably.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less. The carrying value of these instruments approximates fair value. We have not experienced any losses on our cash and cash equivalents.

Short-term Investments

Short-term investments consist of certificates of deposits and mutual fund investments with a maturity of greater than three months and less than one year. Short-term investments have been classified and accounted for as available-for-sale securities and are reported on the balance sheet at fair value with unrealized gains or losses reported as a component of other comprehensive income. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes persistent declining stock prices and general economic and company-specific evaluations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed based upon the estimated useful lives of the respective assets, or the lesser of the estimated useful life or the remaining life of the underlying facility lease for leasehold improvements, ranging from three to seven years, and is recorded using the straight-line method. Repairs and maintenance costs are expensed as incurred.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2008 and 2009, management believes that no modification of the remaining useful lives or write-down of long-lived assets is required.

Fair Value of Financial Instruments

We adopted the provisions of FASB ASC 820, Fair Value Measurements and Disclosures, effective January 1, 2008. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, or GAAP, and enhances disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by FASB ASC 820, must maximize the use of observable inputs and minimize the use of unobservable inputs.

The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. The three levels of input are:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on our results of operations and financial condition.

Following is a description of our valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices are available in an active market, fair value is based upon quoted market prices and is classified in level 1 of the fair value hierarchy. If quoted market prices are not available, fair value is based upon observable inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, and the assets or liabilities are classified in level 2 of the valuation hierarchy. When quoted prices and observable inputs are unavailable, fair values are based on internally developed cash flow models and are classified in level 3 of the valuation hierarchy. The internally developed cash flow models primarily use, as inputs, estimates for interest rates and discount rates, including yields of comparable traded instruments adjusted for illiquidity and other risk factors, amount of cash flows and expected holding periods of the assets. These inputs reflect our own assumptions about the assumptions market participants would use in pricing the assets, including assumptions about risk developed based on the best information available in the circumstances.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Other financial instruments, including accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments.

Research and Development Expenses

Research and development costs are expensed as incurred and include the costs to design, develop, test, deploy and enhance our eSVS MESH. It also includes costs related to the execution of clinical trials and to obtain regulatory approval for our eSVS MESH. We expense amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.

We charge research and development costs, including clinical trial costs, to expense when incurred, consistent with the guidance of FASB ASC 730, Research and Development. Clinical trial costs are a significant component of research and development expenses. All of our clinical trials are performed at clinical trial sites and are administered by contract research organizations, or CROs. Costs of setting up clinical trial sites are accrued immediately. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended by each CRO.

All material CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

Comprehensive Income/Loss

Comprehensive income/loss consists of other comprehensive income or losses and net loss. Other comprehensive income or losses include certain changes in equity that are excluded from net loss. Specifically, we include unrealized gains and losses on available-for-sale securities in other comprehensive income/loss. Comprehensive loss for each period presented is set forth in the Statements of Stockholders’ Equity (Deficit).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In light of our cumulative losses, we believe that it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded against our net deferred tax assets.

Stock-Based Compensation

Stock-based incentive awards are accounted for under the provisions of FASB ASC 718, Compensation — Stock Compensation, which requires companies to measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

All of our options previously awarded were classified as equity instruments and continue to maintain their equity classification.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the assumptions listed in note 7. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term. Expected volatility and forfeiture rates are based on the volatility rates of a set of guideline companies, which consist of public and recently public medical technology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term is determined using the simplified method allowed by SEC Staff Accounting Bulletin No. 110. The fair value of the common stock underlying the stock options has been determined by our Board of Directors at each award grant date based upon a variety of factors, primarily the most recent purchase prices of our common stock issued to third parties in arms-length transactions, but also the progress of our product development, the progress of our preclinical and clinical testing, and the risks associated with our business plan.

Stock-based compensation expense in our statements of operations is summarized as follows:

	Period from May 1,			Period from May 1,
	2007 (Date of			2007 (Date of
	Inception) to	December 31,		Inception) to
	December 31, 2007	2008	2009	December 31, 2009

Research and development	$14	$298	$390	$702
Sales, general and administrative	2	40	47	89

Total stock-based compensation	$16	$338	$437	$791

(In thousands)

Net Loss Per Share

We compute net loss per share in accordance with FASB ASC 260, Earnings Per Share, under which basic net loss attributable to common stockholders, on a per share basis, is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. Diluted EPS is the same as basic EPS due to common equivalent shares being excluded from the calculation, as their effect is anti-dilutive.

The following table summarizes our calculation of net loss per common share:

	Period from May 1,
	2007 (Date of
	Inception) to	December 31,
	December 31, 2007	2008	2009

Net loss	$(676)	$(3,812)	$(3,337)
Weighted average shares outstanding—basic and diluted	4,106,557	6,100,767	11,069,342

Net loss per share—basic and diluted	$(0.16)	$(0.62)	$(0.30)

(In thousands, except per share amounts)

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Outstanding potential common shares not included in diluted net loss per share attributable to common stockholders calculations included:

	Period from May 1,
	2007 (Date of
	Inception) to	December 31,
	December 31, 2007	2008	2009

Employee and non-employee stock options	295,000	531,750	598,000
Common shares issuable for conversion of debt (See note 6)	4,800,000	4,800,000	—
Common shares issuable under investor option purchase agreements (See note 6)	1,200,000	900,000	600,000

Fiscal Year

We operate on a manufacturing calendar with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods.

New Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, we have reflected references to GAAP in our financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact our financial position or results of operations.

In June 2008, the FASB issued FASB ASC 815-40, Derivatives and Hedging, which provides guidance on how to determine if certain instruments (or embedded features) are considered indexed to a company’s own stock, including instruments similar to warrants to purchase the company’s stock. FASB ASC 815-40 clarifies the determination of whether equity-linked instruments (or embedded features), such as our convertible notes or options to purchase our common stock, are considered indexed to our own stock, which would qualify as a scope exception and therefore be exempt from the application of FASB ASC 815. As a result of the adoption of the provisions of FASB ASC 815-40 on January 1, 2009, certain instruments previously reported as equity are now accounted for as derivative instruments. ASC 815-40 was initially applied by recording a cumulative effect adjustment to retained earnings upon adoption. The impact of adopting this guidance is described in note 6.

3.	Short-Term Investments and Impairment

Short-term investments include a mutual fund investment and certificates of deposit, which are generally measured using quoted prices in active markets and are classified as Level 1.

Due to the short maturities of our investments in certificates of deposits, their amortized cost approximates fair value.

As of December 31, 2008 we concluded that the value of our mutual fund investment was impaired and that this impairment was other than temporary. We recorded an other than temporary impairment charge of $85,000, which resulted in a new adjusted cost basis for this investment. We had no other unrealized gains or losses as of December 31, 2008. For the year ended December 31, 2009, unrealized gains of $33,000 were reported in other comprehensive income as the market value exceeded the cost of our mutual fund investment.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

4.	Property and Equipment

At December 31, 2008 and 2009, property and equipment consist of the following:

	December 31,
	2008	2009

Furniture and fixtures	$33	$36
Machinery, equipment and tooling	154	254
Computers and software	62	66
Leasehold improvements	48	48
Accumulated depreciation	(58)	(118)

Property and equipment, net	$239	$286

(In thousands)

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $9,000, $49,000 and $60,000, respectively.

5.	Commitments and Contingencies

Leases

We entered into an operating lease agreement for our facility. The term of this lease runs from October 1, 2007 through September 30, 2010. The monthly base rent amount is fixed over the entire term of the lease. Terms of this lease arrangement include market rate renewal options, payment of executory costs such as real estate taxes, insurance and common area maintenance. We are currently in negotiations with our landlord to renew this lease. We also lease certain other office equipment under non-cancelable operating lease arrangements which are not recognized on our balance sheets.

Annual future minimum lease obligations under our operating lease agreements as of December 31, 2009 are as follows:

2010	$46
2011	3
2012	3

Total	$52

(In thousands)

Rent expense was $14,000, $57,000 and $57,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $128,000 for the period from May 1, 2007 (date of inception) to December 31, 2009.

Royalty Payments

The core intellectual property relating to our eSVS MESH, including five patent applications pending in the United States and nine patent applications pending in countries outside the United States, was acquired from Medtronic, Inc. pursuant to an Assignment and License Agreement dated October 9, 2007. As consideration for the assignment of such intellectual property, we have agreed to pay Medtronic an aggregate of up to $15.0 million upon the achievement of certain sales milestones and a royalty of 4% on sales of our eSVS MESH. The royalty will terminate upon the earlier of the expiration of all of the patents and patent applications, or when the aggregate royalties paid reaches $100.0 million.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Legal Proceedings

We are not currently engaged in any litigation.

Employment Agreements

We entered into an employment agreement with Manny Villafaña, our founder, Chief Executive Officer and sole director, on July 19, 2007, which provides for a base salary and discretionary bonuses as determined by our Board of Directors. Mr. Villafaña is also entitled to participate in any employee benefit plans we sponsor. If we terminate Mr. Villafaña’s employment without cause, he is entitled to his base salary for the entire term of the employment agreement, which expires on July 1, 2012.

Mr. Villafaña’s employment agreement contains usual and customary provisions relating to confidential information and assignment of inventions to us. In addition, the agreement contains certain provisions concerning Mr. Villafaña’s post-employment activities. Pursuant to the agreement, he has agreed not to compete with us for a period of two years after the termination of his employment. Such two-year period will automatically be extended by one year increments, up to a total of five years, unless terminated by us. As consideration for this non-competition provision, we will make a monthly payment to Mr. Villafaña equal to one twelfth of his base salary at the time of termination, adjusted to the Consumer Price Index, or CPI, beginning with the first month after termination of employment and continuing until the non-competition provision expires. Mr. Villafaña will also be entitled to continue his participation in our medical benefits plan for the term of the non-competition provision, provided he continues to pay the employee portion of the premium. Following the termination of his employment with us, Mr. Villafaña has also agreed to consult on non-confidential matters at the request of our Board of Directors.

We also entered into a change in control agreement with Mr. Villafaña on September 12, 2008. Under the terms of this agreement, if, within 24 months of a change in control, Mr. Villafaña’s employment is terminated by us other than for cause, or if he resigns for good reason, Mr. Villafaña will be entitled to a prorated portion of any annual incentive bonus for the fiscal year in which the termination occurs and a severance benefit equal to three years of his base salary. The change in control agreement will expire on September 12, 2011, but will be automatically extended by one-year increments thereafter unless either party provides written notice to the other of the intent not to extend the agreement.

We have entered into employment agreements with certain key employees providing for an annual salary and such benefits in the future as may be approved by the Board of Directors. We have also entered into change of control agreements with employees which provide that if the employee is terminated for a reason other than cause, or resigns for good reason, upon a merger, acquisition, sale of substantially all of our assets, or liquidation, the employee will receive severance payments equal to his or her monthly salary for 12 to 36 months.

Indemnification Agreements

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2009.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

6.	Convertible Promissory Notes and Equity Financing

Investment Agreement with Kips Bay Investments, LLC

On July 19, 2007, we executed an Investment Agreement under which we issued two secured convertible notes to Kips Bay Investments, LLC, or KBI. Pursuant to the Investment Agreement, which was executed prior to KBI becoming a 5% or more beneficial holder of our common stock, KBI agreed to sell us all right and title to certain intellectual property assets for the sum of $100,000 in the form of a first secured convertible note, and to loan us the sum of $2.9 million in exchange for a second secured convertible note, or collectively, the Notes. The Notes accrued interest at a rate of nine percent per annum, and were convertible into an aggregate of 4,800,000 shares of our common stock for repayment of principal, representing a conversion price of $0.625 per share, and conversion of accrued interest also at $0.625 per share. Pursuant to the Investment Agreement, we also granted KBI two separate options to purchase common stock, each for the right to purchase up to 600,000 shares of our common stock for the sum of $3.5 million at such time as we have achieved certain defined milestones. The Investment Agreement also provides certain registration rights to KBI. The relative fair value of the stock purchase options and the beneficial conversion feature on the Notes were recorded as discounts on the Notes and were amortized over the term of the Notes using the effective interest method.

In connection with the execution of the Notes, we entered into a Loan and Security Agreement with KBI, whereby we granted a security interest in all of our existing and to-be-acquired property and proceeds therefrom, including all intellectual property assets transferred by KBI to us pursuant to the first secured convertible note. The Loan and Security Agreement terminated upon conversion of the Notes.

In April 2008, we achieved the first defined milestone and KBI subsequently exercised its first stock purchase option under the Investment Agreement, purchasing 600,000 shares of our common stock for a purchase price of $3.5 million.

In February 2009, KBI elected to convert the entire amount of principal and $217,000 of $467,000 of accrued interest on the Notes into our common stock, and we subsequently issued 5,147,389 shares of our common stock to KBI. The remaining accrued interest of $250,000 was paid in cash concurrent with KBI’s conversion election.

We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. We do not use derivative instruments for hedging of market risks or for trading or speculative purposes. Effective January 1, 2009, we were required to adopt FASB ASC 815-40, (formerly EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock), which clarified the determination of whether equity-linked instruments (or embedded features), such as the options to purchase our common stock granted to KBI, are considered indexed to our own stock, which would qualify as a scope exception under FASB ASC 815. As a result of adopting FASB ASC 815-40, the second option to purchase our common stock granted to KBI is considered a derivative liability and must be measured at fair value. As noted above, the first option was exercised in 2008 and was not outstanding at the effective date for FASB ASC 815-40.

The estimated fair value of our investor stock purchase option liability is recorded as a current liability on our balance sheets. Changes in the estimated fair values of this liability are recorded in our statements of operations.

On January 1, 2009, the date of adoption, we estimated the fair value of the second option to be $1.6 million and this amount was recorded as a cumulative effect adjustment on January 1, 2009, which increased our deficit accumulated during development stage by $1.4 million. The effect of marking this liability to “market” at December 31, 2009 resulted in a net decrease in the estimated fair values of this liability of $610,000, resulting in an estimated fair value of this liability of $960,000.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

In February 2010, KBI exercised its second stock purchase option under the Investment Agreement, the second milestone having previously been achieved by us, purchasing 600,000 shares of our common stock for a purchase price of $3.5 million. At that time we also agreed to convert the $250,000 of interest on the Notes previously paid in cash to common stock, and pursuant to such conversion, KBI repaid the $250,000 to us and we subsequently issued 400,000 shares of our common stock to KBI. The exercise of this stock purchase option was made pursuant to a Stock Purchase Agreement between KBI and us.

Common Stock Offerings

In March 2009, we commenced a private offering of a minimum of 500,000 shares of our common stock and up to a maximum of 1,666,667 shares of our common stock to certain accredited investors at an offering price of $6.00 per share. We sold an aggregate of 516,241 shares of common stock in the private offering, which was completed in August 2009. KBI purchased 41,667 shares of our common stock in this private offering.

In October 2009, we commenced a private offering of 714,286 shares of our common stock to certain accredited investors at an offering price of $7.00 per share. As of December 31, 2009, we had sold an aggregate of 134,289 shares of common stock in the private offering. Subsequent to December 31, 2009, we sold an additional 182,872 shares of common stock for an aggregate total of 317,161 shares. This offering was completed in February 2010.

7.	Stock-Based Compensation

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the Plan, was adopted by the Board of Directors in July 2007. The Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other stock awards to eligible employee, directors and consultants. We grant options to purchase shares of common stock under the Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the Plan have a maximum term of ten years and generally vest over four years at the rate of 25% of total shares underlying the option. Under the Plan, a total of 2,000,000 shares of common stock were initially reserved for issuance.

A summary of option activity is as follows:

		Weighted
	Shares Under	Average	Available
	Option	Exercise Price	For Grant

Options outstanding at May 1, 2007 (date of inception)	—	$—	2,000,000
Granted	295,000	1.00	(295,000)

Options outstanding at December 31, 2007	295,000	1.00	1,705,000
Granted	253,000	4.65	(253,000)
Exercised	—	—	—
Cancelled	(16,250)	2.21	16,250

Options outstanding at December 31, 2008	531,750	1.72	1,468,250
Granted	70,000	5.93	(70,000)
Exercised	(1,000)	1.00	—
Cancelled	(2,750)	1.00	2,750

Options outstanding at December 31, 2009	598,000	3.08	1,401,000

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

The grant date total fair value of employee options vested during the years ended December 31, 2007, 2008 and 2009 was $0, $27,000 and $67,000, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $0, $0 and $5,000, respectively. Total proceeds received for options exercised during years ended December 31, 2008 and 2009 was $0 and $1,000, respectively.

Information about stock options outstanding, vested and expected to vest as of December 31, 2009, is as follows:

Outstanding, Vested and Expected to Vest			Options Vested
		Weighted
		Average
		Remaining
		Contractual	Weighted
Per Share		Life	Average	Options
Exercise Price	Shares	(Years)	Exercise Price	Exercisable

$1.00	334,000	7.80	$1.00	166,000
2.00	10,000	8.19	2.00	2,500
5.83	214,000	8.81	5.83	84,750
6.00	40,000	9.68	6.00	—

	598,000	8.30	2.63	253,250

Stock-Based Compensation Expense

Total employee stock-based compensation expense recognized under FASB ASC 718 was as follows:

	Period from May 1,			Period from May 1,
	2007 (Date of			2007 (Date of
	Inception) to	December 31,		Inception) to
	December 31, 2007	2008	2009	December 31, 2009

Research and development	$5	$37	$83	$125
Selling, general and administrative	2	9	12	23

Total stock-based compensation	$7	$46	$95	$148

(In thousands)

As of December 31, 2007, 2008 and 2009, total compensation expense related to unvested employee stock options not yet recognized was $86,000, $199,000 and $297,000, respectively, which is expected to be allocated to expenses over a weighted-average period of 3.68, 2.88 and 2.22 years, respectively.

The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2007, 2008 and 2009, and for the period from May 1, 2007 (Date of Inception) to December 31, 2009, are as follows:

	Period from May 1,			Period from May 1,
	2007			2007
	(Date of Inception) to			(Date of Inception) to
	December 31,	December 31,		December 31,
	2007	2008	2009	2009

Risk free interest rate	3.39-4.32%	2.66-3.58%	1.75-2.80%	1.75-4.32%
Dividend yield	0%	0%	0%	0%
Expected volatility	52%	53%	48%	48-53%
Expected term	5.75-6.25 years	5.75-6.25 years	6.25 years	5.75-6.25 years
Weighted average grant date fair value	$0.55	$2.42	$2.91	$1.58

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Nonemployee Stock-Based Compensation

We account for stock options granted to nonemployees as required by FASB ASC 718. In connection with stock options granted to nonemployees we recorded $8,000, $292,000 and $342,000 for nonemployee stock-based compensation during the years ended December 31, 2007, 2008 and 2009, respectively, and $642,000 for nonemployee stock-based compensation for the period from May 1, 2007 (Date of Inception) to December 31, 2009. These amounts were based upon the fair value of the vested portion of the grants.

Amounts expensed during the remaining vesting period will be determined based on the fair value at the time of vesting.

8.	Employee Benefit Plan

We maintain a simplified employee retirement plan, or SEP, which commenced on January 1, 2008. The SEP is a defined contribution plan; employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. We contribute up to 3% of each individual’s base salary as required under the safe-harbor provisions of Internal Revenue Service rules governing SEP plans. Our contributions vest immediately and are expensed when paid. We have recorded contributions of $33,000 and $38,000 for the years ended December 31, 2008 and 2009, respectively, and $71,000 for the period from May 1, 2007 (Date of Inception) to December 31, 2009.

9.	Income Taxes

We have incurred net operating losses since inception. We have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements and have established a full valuation allowance against our deferred tax assets.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

The significant components of our deferred tax assets for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Deferred tax assets:
Net operating loss carryforwards	$1,438	$2,838
Intangible assets—license agreement	62	89
Stock-based compensation	134	283
Short term investment impairment	37	37
Research credit carryforwards	200	408
Other	61	51

Total deferred tax assets	1,932	3,706
Deferred tax liabilities:	—	—

Total deferred taxes	1,932	3,706
Valuation allowance	(1,932)	(3,706)

Net deferred tax asset	$—	$—

(In thousands)

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Period from			Period from
	May 1, 2007			May 1, 2007
	(Date of Inception)			(Date of Inception)
	to December 31,	Year Ended December 31,		to December 31,
	2007	2008	2009	2009

Statutory rate	34.0%	34.0%	34.0%	34.0%
Permanent differences	(7.2)	(3.3)	(1.4)	(2.7)
State and local income taxes	7.7	8.9	9.4	9.0
Credits and other	1.8	5.0	5.5	5.0
Valuation allowance	(36.3)	(44.6)	(47.5)	(45.3)

	0.0%	0.0%	0.0%	0.0%

Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Because of our history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, we have provided a full valuation allowance. The net valuation allowance increased by $1.7 million and $1.8 million for the years ended December 31, 2008 and 2009, respectively, and $3.7 million for the period from May 1, 2007 (Date of Inception) to December 31, 2009.

Net operating losses and tax credit carryforwards as of December 31, 2009, are as follows:

	Amount	Expiration Years

Net operating losses—federal	$6,481	Beginning 2027
Tax credits—federal	$396	Beginning 2027

(In thousands)

Kips Bay Medical, Inc.
(A Development Stage Company)

Notes To Financial Statements—(Continued)

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the IRC, and similar state provisions. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

We would classify interest and penalties related to uncertain tax positions in income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2009. The tax years 2007 through 2009 remain open to examination by federal and state tax authorities.

10.	Subsequent Event

As discussed in note 6 above, in October 2009, we commenced a private offering of 714,286 shares of our common stock to certain accredited investors at an offering price of $7.00 per share. Subsequent to December 31, 2009, we sold an additional 182,872 shares of common stock, raising gross proceeds of $1.3 million. This offering was completed in February 2010.

Also as discussed in note 6 above, in February 2010, KBI exercised its second stock purchase option under the Investment Agreement. At that time we also agreed to convert the interest on the Notes previously paid in cash to common stock. In conjunction with this transaction we issued 1,000,000 shares of our common stock in exchange for gross proceeds of $3.8 million.

           Shares

Kips Bay Medical, Inc.

Common Stock

Prospectus

Jefferies & Company

          , 2010

Part II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee.

Amount

SEC registration fee		$4,100
FINRA filing fee		6,250
NASDAQ Global Market listing fee		*
Blue sky fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Our certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.	Recent Sales of Unregistered Securities.

Since our inception in May 2007, we have issued and sold the following unregistered securities:

1. In July 2007, we issued an aggregate of 5,700,000 shares of our common stock to our officers and director at a per share price of $0.0167 per share for aggregate consideration of $95,000.

2. We have granted stock options to purchase an aggregate of 803,000 shares of our common stock at exercise prices ranging from $1.00 to $7.00 per share through a total of 43 grants to executive officers, employees, director and consultants pursuant to our 2007 Long-Term Incentive Plan.

3. We have issued and sold an aggregate of 1,000 shares of our common stock to an employee, at a price of $1.00 per share pursuant to exercises of options granted under our 2007 Long Term Incentive Plan.

4. In April 2008, KBI exercised its option to purchase shares in connection with the Investment Agreement and related convertible promissory notes entered into with KBI in July 2007. Between May 2008 and June 2009, we issued an aggregate of 600,000 shares of our common stock to KBI for aggregate consideration of $3.5 million in satisfaction of this exercise.

5. In March 2009, we issued an aggregate of 5,147,389 shares of our common stock to KBI for aggregate consideration of $3.2 million in connection with the Investment Agreement and related convertible promissory notes entered into with KBI in July 2007.

6. In February 2010, we issued 1,000,000 shares of our common stock to KBI for aggregate consideration of $3.8 million.

7. During March through August 2009, we issued and sold in a series of closings, an aggregate of 516,241 shares of our common stock at a per share price of $6.00, for aggregate consideration of $3.1 million in a private placement offering.

8. During October 2009 through February 2010, we issued and sold an aggregate of 317,161 shares of our common stock in at a per share price of $7.00, for aggregate consideration of $2.2 million in a private placement offering.

The offers, sales and issuances of the securities described in 1-3 above were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in 4-8 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Registrant.
3.2		Amended and Restated Bylaws of the Registrant.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Fredrikson & Byron, P.A., counsel to the Registrant, with respect to the legality of securities being registered.
Lease Agreements
10.1		Lease Agreement by and between the Registrant and St. Paul Properties, Inc., as assigned to St. Paul Fire and Marine Insurance Company, dated as of July 26, 2007.
Loan and Financing Agreements
10.2		Investment Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of July 19, 2007.
10.3		Loan and Security Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of June 19, 2007.
10.4		First Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of June 19, 2007.
10.5		Second Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of June 19, 2007.
10.6		Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10.7		Debt Conversion Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
Agreements with Respect to Collaborations, Licenses, Research and Development
10	.8+	Assignment and License Agreement by and between the Registrant and Medtronic, Inc., dated as of October 9, 2007.
10.9		Assignment by Medtronic, Inc. to the Registrant, dated as of August 26, 2008.
10.10		Trademark Transfer Agreement by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
Agreements with Executive Officers
10	.11@	Employment Agreement by and between the Registrant and Manuel A. Villafaña, dated as of July 19, 2007.
10	.12@	Employment Agreement by and between the Registrant and Michael Winegar, dated as of September 1, 2007.
10	.13@	Employment Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.

Exhibit
Number		Description of Exhibit

10	.14@*	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.
10	.15@	Change in Control Agreement by and between the Registrant and Manuel A. Villafaña, dated as of September 12, 2008.
10	.16@	Change in Control Agreement by and between the Registrant and Michael Winegar, dated as of September 12, 2008.
10	.17@	Change in Control Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
Equity Compensation Plans
10	.18@	2007 Long-Term Incentive Plan.
10	.19@	Form of Incentive Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.20@	Form of Non-Qualified Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.21@	Form of Restricted Stock Agreement under the 2007 Long-Term Incentive Plan.
21		Subsidiaries of the Registrant - None.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
24.1		Powers of Attorney (see signature page to initial filing).
99.1		Consent of Michael Winegar
99.2		Consent of Arch C. Smith
99.3		Consent of Robert E. Munzenrider
99.4		Consent of Robert J. Sheehy

*	To be filed by amendment.

+	Confidential treatment will be requested for portions of this exhibit.

@	Denotes management compensation plan or contract.

(b) Financial Statement Schedules.

All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Schedule II. Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on this 8th day of April, 2010.

Kips Bay Medical, Inc.

By:	/s/ Manny Villafaña
Manny Villafaña
Chairman of the Board and Chief
Executive Officer

Power Of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Manny Villafaña and Scott Kellen, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Manny Villafaña Manny Villafaña	Chairman of the Board, Chief Executive Officer, and Director (principal executive officer)	April 8, 2010

/s/ Scott Kellen Scott Kellen	Chief Financial Officer and Vice President of Finance (principal financial officer and principal accounting officer)	April 8, 2010

Kips Bay Medical, Inc.
Registration Statement On Form S-1

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Registrant.
3.2		Amended and Restated Bylaws of the Registrant.
4	.1*	Form of Common Stock Certificate.
5	.1*	Opinion of Fredrikson & Byron, P.A., counsel to the Registrant, with respect to the legality of securities being registered.
Lease Agreements
10.1		Lease Agreement by and between the Registrant and St. Paul Properties, Inc., as assigned to St. Paul Fire and Marine Insurance Company, dated as of July 26, 2007.
Loan and Financing Agreements
10.2		Investment Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of July 19, 2007.
10.3		Loan and Security Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of June 19, 2007.
10.4		First Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of June 19, 2007.
10.5		Second Secured Convertible Promissory Note executed by the Registrant in favor of Kips Bay Investments, LLC, dated as of June 19, 2007.
10.6		Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
10.7		Debt Conversion Agreement by and between the Registrant and Kips Bay Investments, LLC, dated as of February 12, 2010.
Agreements with Respect to Collaborations, Licenses, Research and Development
10	.8+	Assignment and License Agreement by and between the Registrant and Medtronic, Inc., dated as of October 9, 2007.
10.9		Assignment by Medtronic, Inc. to the Registrant, dated as of August 26, 2008.
10.10		Trademark Transfer Agreement by Medtronic, Inc. to the Registrant, dated as of October 10, 2007.
Agreements with Executive Officers
10	.11@	Employment Agreement by and between the Registrant and Manuel A. Villafaña, dated as of July 19, 2007.
10	.12@	Employment Agreement by and between the Registrant and Michael Winegar, dated as of September 1, 2007.
10	.13@	Employment Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
10	.14@*	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.
10	.15@	Change in Control Agreement by and between the Registrant and Manuel A. Villafaña, dated as of September 12, 2008.
10	.16@	Change in Control Agreement by and between the Registrant and Michael Winegar, dated as of September 12, 2008.
10	.17@	Change in Control Agreement by and between the Registrant and Scott Kellen, dated as of February 8, 2010.
Equity Compensation Plans
10	.18@	2007 Long-Term Incentive Plan.
10	.19@	Form of Incentive Stock Option Agreement under the 2007 Long-Term Incentive Plan.
10	.20@	Form of Non-Qualified Stock Option Agreement under the 2007 Long-Term Incentive Plan.

Exhibit
Number		Description of Exhibit

10	.21@	Form of Restricted Stock Agreement under the 2007 Long-Term Incentive Plan.
21		Subsidiaries of the Registrant - None.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
24.1		Powers of Attorney (see signature page to initial filing).
99.1		Consent of Michael Winegar
99.2		Consent of Arch C. Smith
99.3		Consent of Robert E. Munzenrider
99.4		Consent of Robert J. Sheehy

*	To be filed by amendment.

+	Confidential treatment will be requested for portions of this exhibit.

@	Denotes management compensation plan or contract.